GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 225 4959



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司



03022251

Our Ref : GCSS-EL/0784/03/L

29 April 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

PRIVATE & CONFIDENTIAL
BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcements dated:

- 17 April 2003 (*Notice of Director's Shareholding*);
- 24 April 2003 (*Changes in subsidiary/associated companies within the Millennium & Copthorne Hotels plc Group*);
- 28 April 2003 (*Notice of Annual General Meeting*) ; and
- 28 April 2003 (*Notice of Extraordinary General Meeting*)

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

We also enclose herewith ONE (1) copy each of the Summary Financial Report and Circular of City Developments Limited.

Yours faithfully,



ENID LING
Assistant Manager
(Corporate Secretarial Services)



Encs.

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

http://www.cdl.com.sg

MASNET No. 33 OF 17.04.2003
Announcement No. 33

03 ... 7:21

CITY DEVELOPMENTS LIMITED

Notice Of Director's Shareholding

Name of director:	Tang See Chim
Date of notice to company:	17/04/2003
Date of change of interest:	17/04/2003
Name of registered holder:	Tang See Chim
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	10,000
% of issued share capital:	0.001
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$3.46
No. of shares held before the transaction:	0
% of issued share capital:	0
No. of shares held after the transaction:	10,000
% of issued share capital:	0.001

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	0
% of issued share capital:	0	0
No. of shares held after the transaction:	0	10,000
% of issued share capital:	0	0.001
Total shares:	0	10,000

Note : % of issued share capital is based on the Company's issued ordinary share capital of $400,510,862 divided into 801,021,724 shares of $0.50 each

Submitted by Enid Ling Peek Fong, Company Secretary on 17/04/2003 to the SGX

MASNET No. 21 OF 24.04.2003
Announcement No. 21

CITY DEVELOPMENTS LIMITED

Changes in subsidiary/associated companies within the Millennium & Copthorne Hotels plc Group ("M&C Group")

The Board of Directors of City Developments Limited wishes to announce the following:

(a) Copthorne Hotels & Resorts Pty Ltd, a subsidiary within the M&C Group, was de-registered on 16 December 2002.

(b) AMEGA Employees, Inc., a subsidiary within the M&C Group, was dissolved on 17 October 2002.

(c) Ferguson Hotel Holdings Limited, an associated company within the M&C Group, has acquired a wholly owned subsidiary known as Lucky Trio Ltd.. Lucky Trio Ltd., an investment holding company, was incorporated in the British Virgin Islands with an authorised share capital of US$50,000 divided into 50,000 ordinary shares of par value US$1.00 each and an issued and paid-up share capital of US$1.00.

(d) Republic Hotels Suzhou Pte Ltd, a subsidiary within the M&C Group, has disposed of its entire 20% equity interest in Suzhou International Commercial Center Co., Ltd. for a net consideration of approximately $5,560,000 which was arrived at on a willing buyer willing seller basis.

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 24 04 2003 to the SGX

MASNET No. 29 OF 28.04.2003
Announcement No. 29

CITY DEVELOPMENTS LIMITED

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Fortieth Annual General Meeting of City Developments Limited (the "Company") will be held at M Hotel Singapore, Meeting Room 1, Basement 1, 81 Anson Road, Singapore 079908 on Thursday, 29 May 2003 at 9.30 a.m. for the following purposes:

ORDINARY BUSINESS

1. To receive the audited financial statements and the reports of the Directors and Auditors for the year ended 31 December 2002.

2. To declare a first and final dividend of 15% less 22% income tax for the year ended 31 December 2002 as recommended by the Directors.

3. To approve Directors' Fees of $220,000 for the year ended 31 December 2002 and Audit Committee Allowances of $42,500 per quarter for the period from 1 July 2003 to 30 June 2004, with payment of the Audit Committee Allowances to be made in arrears at the end of each calendar quarter.

4. To re-elect the following Directors retiring in accordance with the Articles of Association of the Company:

    i) Mr Chow Chiok Hock

    ii) Mr Han Vo-Ta

5. To consider and, if thought fit, pass the following resolutions in accordance with Section 153(6) of the Companies Act, Chapter 50:

    i) That Mr Sim Miah Kian be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

    ii) That Mr Tan I Tong be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

    iii) That Mr Ong Pang Boon be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

    iv) That Mr Chee Keng Soon be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

    v) That Mr Tang See Chim be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

6. To re-appoint Messrs KPMG as Auditors and to authorise the Directors to fix their remuneration.

7. To transact any other business as may properly be transacted at an Annual General Meeting.

SPECIAL BUSINESS

8. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   That pursuant to Section 161 of the Companies Act, Chapter 50 and the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors of the Company to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit provided that the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50% of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed 20% of the issued share capital of the Company for the time being, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company.

9. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   That approval be and is hereby given to the Directors to offer and grant options in accordance with the provisions of the City Developments Share Option Scheme 2001 (the "Scheme") and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options granted under the Scheme provided that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed 8% of the issued share capital of the Company from time to time.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Singapore
28 April 2003

Notes :

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at the registered office of the Company at 36 Robinson Road #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for holding the Meeting.

3. With reference to ordinary resolution proposed in 4(ii) above, Mr Han Vo-Ta will, upon re-election as a Director of the Company, remain as a member of the Audit Committee and will be considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

4. With reference to ordinary resolution proposed in 5(iv) above, Mr Chee Keng Soon will, upon re-appointment as a Director of the Company, remain as Chairman of the Audit Committee, Nominations Committee and Remuneration Committee, and will be considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

5. With reference to ordinary resolution proposed in 5(v) above, Mr Tang See Chim will, upon re-appointment as a Director of the Company, remain as a member of the Audit Committee and Remuneration Committee, and will be considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

Submitted by Enid Ling Peek Fong, Company Secretary on 28/04/2003 to the SGX

CITY DEVELOPMENTS LIMITED

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of City Developments Limited (the "Company") will be held at M Hotel Singapore, Meeting Room 1, Basement 1, 81 Anson Road, Singapore 079908 on Thursday, 29 May 2003 at 10.00 a.m. or as soon thereafter following the conclusion of the Annual General Meeting of the Company to be held at 9.30 a.m. on the same day, whichever is later, for the purpose of considering and, if thought fit, passing with or without modifications, the following resolution which will be proposed as an Ordinary Resolution:

ORDINARY RESOLUTION

THAT:

(a) approval be and is hereby given for the Company, its subsidiaries and its associated companies over which the Company, its subsidiaries and/or its interested person(s), have control, or any of them, to enter into any of the transactions falling within the category of Interested Person Transactions set out in Section 5 of the Company's circular to Shareholders dated 28 April 2003 (the "Circular"), with any party who is of the class or classes of Interested Person described in Section 4 of the Circular, provided that such transactions are entered into in accordance with the review procedures for Interested Person Transactions as set out in Section 6 of the Circular (the "New Shareholders' Mandate");

(b) the New Shareholders' Mandate shall, unless revoked or varied by the Company in general meeting, continue to be in force until the conclusion of the Annual General Meeting of the Company to be held for the financial year ending 31 December 2003; and

(c) the Directors of the Company and each of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they or he may consider expedient or necessary or in the interests of the Company to give effect to the New Shareholders' Mandate and/or this Resolution.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Singapore
28 April 2003

Notes:

1. A member of the Company entitled to attend and vote at the above Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his behalf. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at the Company's registered office at 36 Robinson Road #04-01 City House, Singapore 068877 not less than 48 hours before the time fixed for the holding of the Extraordinary General Meeting.

Submitted by Enid Ling Peek Fong, Company Secretary on 28/04/2003 to the SGX

Circular dated 28 April 2003

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold all your shares in the capital of City Developments Limited, you should immediately send this Circular, the Notice of Extraordinary General Meeting and the enclosed Proxy Form to the purchaser or the bank, stockbroker or agent through whom the sale was effected for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any statements made, reports contained or opinions expressed in this Circular.



CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)

CIRCULAR TO SHAREHOLDERS

in relation to

THE PROPOSED ADOPTION OF A NEW SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

Independent Financial Adviser to the Independent Directors

ERNST & YOUNG
Corporate Finance Pte Ltd

IMPORTANT DATES AND TIMES:

Last date and time for lodgment of Proxy Form	:	27 May 2003 at 10.00 a.m.
Date and time of Extraordinary General Meeting	:	29 May 2003 at 10.00 a.m., or as soon thereafter following the conclusion of the Annual General Meeting of the Company to be held at 9.30 a.m. on the same day at the same place, whichever is later.
Place of Extraordinary General Meeting	:	M Hotel Singapore Meeting Room 1, Basement 1 81 Anson Road Singapore 079908

CONTENTS

DEFINITIONS

In this Circular, the following definitions apply throughout unless otherwise stated: -

"Audit Committee"	:	The audit committee of the Company comprising Messrs Chee Keng Soon, Foo See Juan, Han Vo-Ta and Tang See Chim for the time being
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore, as amended or modified from time to time
"Company" or "CDL"	:	City Developments Limited
"Directors"	:	Directors of the Company for the time being
"EGM"	:	The extraordinary general meeting of the Company to be held on 29 May 2003, notice of which is given on page 29 of this Circular
"Group"	:	CDL and its subsidiaries
"Latest Practicable Date"	:	23 April 2003, being the latest practicable date prior to the printing of this Circular
"Listing Manual"	:	The new listing manual of the SGX-ST, which became effective on 1 July 2002 and incorporating amendments thereto which came into effect on 3 January 2003
"NTA"	:	Net tangible assets
"Securities Accounts"	:	Securities accounts maintained by Depositors with The Central Depository (Pte) Limited, but not including securities accounts maintained with a Depository Agent
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Shareholders"	:	Registered holders of Shares in the register of members of the Company, except that where the registered holder is The Central Depository (Pte) Limited, the term "Shareholders" shall, in relation to such Shares, mean the Depositors whose Securities Accounts are credited with Shares
"Shares"	:	Ordinary shares of S$0.50 each in the share capital of the Company
"Substantial Shareholder"	:	A person who has an interest in one or more Shares and the aggregate nominal amount of those Shares is not less than 5% of the aggregate nominal amount of all the Shares of the Company
"S$" and "cents"	:	Singapore dollars and cents respectively
"%" or "per cent."	:	Percentage or per centum

The terms "**Depositor**" and "**Depository Agent**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa* and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa*. References to persons shall, where applicable, include corporations.

Any reference to a time of day in this Circular shall be a reference to Singapore time unless otherwise stated. Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any term defined under the Companies Act or the Listing Manual or any modification thereof and used in this Circular shall, where applicable, have the meaning ascribed to it under the Companies Act or the Listing Manual or such modification thereof, as the case may be, unless otherwise provided.

CITY DEVELOPMENTS LIMITED
(Incorporated in the Republic of Singapore)

Board of Directors:	**Registered Office:**
Kwek Leng Beng (Executive Chairman)	36 Robinson Road
Kwek Leng Joo (Managing Director)	#04-01 City House
Tan I Tong	Singapore 068877
Chee Keng Soon	
Sim Miah Kian	
Chow Chiok Hock	
Ong Pang Boon	
Foo See Juan	
Kwek Leng Peck	
Han Vo-Ta	
Tang See Chim	28 April 2003

To: **The Shareholders of City Developments Limited**

Dear Sir/Madam

THE PROPOSED ADOPTION OF A NEW SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

The Directors of CDL have convened the EGM to be held on 29 May 2003 to seek a new mandate from the Shareholders to enable the Company, its subsidiaries and its associated companies, to enter into certain transactions with persons who are considered to be interested persons for the purposes of Chapter 9 of the Listing Manual.

The purpose of this Circular is to provide Shareholders with information relating to the proposed adoption of a new Shareholders' Mandate for interested person transactions.

1. INTRODUCTION

1.1 Chapter 9 of the new Listing Manual of the SGX-ST

Chapter 9 of the new Listing Manual ("**Chapter 9**") applies to transactions between a party that is an entity at risk and a counter party that is an interested person. The objective of Chapter 9 (as stated in Rule 901 of the new Listing Manual) is to guard against the risk that interested persons could influence a listed company, its subsidiaries or associated companies to enter into transactions with interested persons that may adversely affect the interests of the listed company or its shareholders. The aforementioned terms "entity at risk", "interested person" and "associated companies" are defined below.

1.2 Main terms used in Chapter 9

(a) An "**entity at risk**" means:

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has or have control over the associated company.

(b) An "**associated company**" of a listed company means a company in which at least 20 per cent. but not more than 50 per cent. of its shares are held by the listed company or the listed group.

(c) An "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9.

(d) An "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder.

(e) An "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder of the listed company (being an individual) means an immediate family member (that is, the spouse, child, adopted child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder; the trustees of any trust of which the director and/or his immediate family, or the chief executive officer and/or his immediate family or the controlling shareholder and/or his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object; and any company in which the director and/or his immediate family, or the chief executive officer and/or his immediate family or the controlling shareholder and/or his immediate family has or have an aggregate interest (directly or indirectly) of 30 per cent. or more; and, where a controlling shareholder of the listed company is a corporation, its "associate" means its subsidiary or holding company or fellow subsidiary or a company in which it and/or such other companies taken together have (directly or indirectly) an interest of 30 per cent. or more.

(f) A "**chief executive officer**" of a listed company means the most senior executive officer who is responsible under the immediate authority of the board of directors for the conduct of the business of the listed company.

(g) A "**controlling shareholder**" of a listed company means a person who holds directly or indirectly 15 per cent. or more of the nominal amount of all voting shares in the listed company; or a person who in fact exercises control over a company.

(h) An "**interested person transaction**" means a transaction between an entity at risk and an interested person.

1.3 Materiality thresholds, announcement requirements, and shareholders' approval

When Chapter 9 applies to a transaction with an interested person (except for any transaction which is below S$100,000 in value and certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person and are hence excluded from certain requirements of Chapter 9) and the value of the transaction alone or on aggregation with other transactions conducted with the interested person during the financial year reaches or exceeds certain materiality thresholds (which are based on the listed company's latest audited consolidated NTA[1]), the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for the transaction.

In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5 per cent. of the listed company's latest audited consolidated NTA[2]; or

---

1 Based on the audited consolidated accounts of the Company and its subsidiaries for the financial year ended 31 December 2002, the audited consolidated NTA of the Group was S$3,842,634,000.

2 In relation to the Company, for the purposes of Chapter 9, in the current financial year and until such time that the audited consolidated accounts of the Company and its subsidiaries for the year ending 31 December 2003 are published by the Company, 5 per cent. of the latest audited consolidated NTA of the Group would be S$192,131,700.

(b) 5 per cent. of the listed company's latest audited consolidated NTA, when aggregated with the values of other transactions entered into with the same interested person (such term as construed under Chapter 9) during the same financial year. However, a transaction which has been approved by shareholders, or is the subject of aggregation with another transaction that has been approved by shareholders, need not be included in any subsequent aggregation.

1.4 Shareholders' general mandate

Chapter 9 allows a listed company to seek a mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials, but not in respect of the purchase or sale of assets, undertakings or businesses, which may be carried out with the listed company's interested persons.

2. THE SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

2.1 Existing Shareholders' Mandate

At an extraordinary general meeting of the Company held on 19 September 1997, Shareholders approved the grant of a mandate (the "**Existing Shareholders' Mandate**") to enable the Company, its subsidiaries and target associated companies (as defined in Chapter 9A of the previous listing manual of the SGX-ST) to enter into the following transactions with persons who are considered to be their "interested persons" under Chapter 9A of the previous listing manual of the SGX-ST:

(a) Property-related Transactions

Transactions within the ambit of this category comprise the leasing or rental of properties; the award of contracts to main contractors, nominated sub-contractors, suppliers and consultants for property development projects; property project design consultancy services including interior design services; project management services; marketing and property agency services; cleaning, security and building maintenance services; property and estate management services including serviced apartments and serviced offices management services; and carpark management services.

(b) Management and Support Services

This category comprises transactions in relation to the obtaining or provision of management services; legal and corporate secretarial services; financial advisory and consultancy services; accounting, financial and administrative services including data processing information systems and computer-related services as well as human resource management planning and development services including staff secondment.

(c) Financial and Treasury Transactions

This category comprises transactions in relation to the placement of funds with, borrowing of funds from, and the entry into foreign exchange, swap and option transactions with, any company which is a bank or financial institution or a subsidiary of a bank or financial institution within Hong Leong Investment Holdings Pte. Ltd. ("**HLIH**") and its associates (the "**HLIH Group**") and which does not fall under the exception to interested person transactions pursuant to Clause 9A07(7) of Chapter 9A of the previous listing manual of the SGX-ST; and the subscription of debt securities issued by the CDL Group (as defined in the Existing Shareholders' Mandate) or any Interested Person.

(d) Hotel-related Transactions

This category comprises transactions in relation to the rental of rooms and conference, banquet and hotel-related facilities; the sale and purchase of food and beverage and hotel-related products including hotel or club membership cards and privilege or discount cards; hotel management and marketing services; royalty, franchise and licensing agreements in respect of brand names and intellectual property; technical and design services; and the sale and purchase (including hire-purchase and equipment leasing) of furniture, fixtures, fittings, equipment and appliances used or to be used in the ordinary course of business.

(e) General Transactions

This category comprises transactions in relation to the purchase and sale of goods including building materials, electronic and engineering equipment, building automation systems, computer systems (hardware and software), vehicles, parts and accessories and after-sales services; the provision and management of leisure and entertainment services and facilities, including private clubs and/or health club management services; the provision of transportation services, including vehicle maintenance services; the provision of loans or advances from any company within the Group to an Interested Person and vice versa which is not a bank or financial institution in the form of loans and advances received by a company (being a joint venture company in which an Interested Person shall have an interest) from its shareholders or its holding company or loans and advances received by a company from its subsidiary or associated company (being a joint venture company in which an Interested Person shall have an interest); obtaining shares/securities broking services; and insurance, re-insurance and/or underwriting services, including insurance broking services.

Further details of the Existing Shareholders' Mandate are set out in the Company's Circular to Shareholders dated 4 September 1997.

The Existing Shareholders' Mandate was renewed at each subsequent annual general meeting of the Company, including the last annual general meeting held on 29 May 2002 and shall continue in force until the next annual general meeting of the Company to be held on 29 May 2003.

3. PROPOSED ADOPTION OF THE NEW SHAREHOLDERS' MANDATE

3.1 Rationale for the proposed adoption of the New Shareholders' Mandate

HLIH, the controlling shareholder of the Company, is also the holding company of three other publicly listed companies on the SGX-ST, namely, Hong Leong Asia Ltd., Hong Leong Finance Limited and Target Realty Limited. The HLIH Group are interested persons of the Company.

Due to the size of the HLIH Group and the diversity of the Group's activities, it is anticipated that:

(a) CDL;

(b) subsidiaries of CDL that are not listed on the SGX-ST or an approved exchange; and

(c) associated companies of CDL that are not listed on the SGX-ST or an approved exchange, provided that the Group or the Group and its interested person(s), has or have control over the associated companies,

(together, the "**CDL EAR Group**"), or any of them, would, in the ordinary course of its businesses, enter into certain transactions with its interested persons. It is likely that such interested person transactions will occur with some degree of frequency and may arise at any time. Thus, the proposed New Shareholders' Mandate (as defined below) is intended to facilitate transactions in the normal course of business of the CDL EAR Group falling within the categories of interested person transactions as set out in Section 5 below, that are transacted from time to time with the interested persons as specified in Section 4 below (the "**Interested Persons**") provided that they are carried out at arm's length and on the Group's normal commercial terms and which are not prejudicial to the interests of the Company and its minority Shareholders.

Whilst the CDL EAR Group has entered into interested person transactions as described in Sections 2.1(a) to 2.1(e) above since the Existing Shareholders' Mandate was first adopted in 1997, it is anticipated that, in the future, some of these transactions are not likely to exceed S$100,000 in value, and/or are not likely to be of a recurrent nature, and/or are not likely to continue to be provided either by the CDL EAR Group or the Interested Persons.

Thus, it is proposed that the following transactions be excluded from the categories of interested person transactions to be covered by a new Shareholders' Mandate (the "**New Shareholders' Mandate**"):

(a) Property-related Transactions: the award of contracts to nominated sub-contractors, and the provision of property project design consultancy services including interior design services;

(b) Management and Support Services: the obtaining or provision of corporate secretarial services; accounting, financial and administrative services including data processing information systems and computer-related services as well as human resource management planning and development services including staff secondment;

(c) Hotel-related Transactions: the rental of rooms and conference, banquet and hotel-related facilities; the sale and purchase of food and beverage and hotel-related products including hotel or club membership cards and privilege or discount cards; hotel management and marketing services; royalty, franchise and licensing agreements in respect of brand names and intellectual property; technical and design services; and the sale and purchase (including hire-purchase and equipment leasing) of furniture, fixtures, fittings, equipment and appliances used or to be used in the ordinary course of business; and

(d) General Transactions: the provision and management of leisure and entertainment services and facilities, including private clubs and health club management services; the provision of transportation services, including vehicle maintenance services; the obtaining of shares/ securities broking services; and insurance, re-insurance and/or underwriting services, including insurance broking services.

The details of the revised categories of interested person transactions, which are covered under the proposed New Shareholders' Mandate, are set out in Section 5 below (the "**Interested Person Transactions**").

A new Listing Manual has been issued by the SGX-ST which took effect on 1 July 2002 and the provisions therein relating to interested person transactions under Chapter 9A of the previous listing manual have since been replaced by Chapter 9 of the new Listing Manual.

Accordingly, the Directors consider it timely and appropriate to propose the adoption of the New Shareholders' Mandate to the Company to replace the Existing Shareholders' Mandate:

(a) to exclude certain transactions from the categories of interested persons transactions that was covered by the Existing Shareholders' Mandate and to clarify and update the review procedures of the CDL EAR Group for ensuring that the Interested Person Transactions are conducted at arm's length, are on the Group's normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders; and

(b) to take into account the changes made in the Listing Manual relating to interested person transactions.

If approved by the Shareholders at the EGM to be held on 29 May 2003, the New Shareholders' Mandate will take effect from the date of receipt of the Shareholders' approval, and will, unless revoked or varied by the Company in general meeting, continue in force until the next annual general meeting of the Company. The New Shareholders' Mandate shall apply in respect of the Interested Person Transactions covered under the New Shareholders' Mandate entered or to be entered into from the date of receipt of the Shareholders' approval until the next annual general meeting of the Company, unless revoked or varied by the Company in general meeting. Thereafter, approval from the Shareholders will be sought for the renewal of the New Shareholders' Mandate at each subsequent annual general meeting of the Company.

3.2 Scope of the New Shareholders' Mandate

The New Shareholders' Mandate will not cover any Interested Person Transaction which has a value below S$100,000 as the threshold and aggregation requirements of Chapter 9 do not apply to such transactions.

Transactions with interested persons, which do not fall within the ambit of the New Shareholders' Mandate (including any renewal thereof), will be subject to the applicable provisions of Chapter 9 and/or any other applicable provisions of the Listing Manual.

3.3 Benefits of the proposed adoption of the New Shareholders' Mandate

The Directors are of the view that it will be beneficial to the CDL EAR Group to transact or continue to transact with the Interested Persons, especially since the Interested Person Transactions are undertaken on an arm's length basis, on normal commercial terms consistent with the Group's usual business practices and policies and will not be prejudicial to the interests of the Company and its minority Shareholders.

Where the Interested Person Transactions relate to the provision to, and the obtaining from, Interested Persons of products or services as contemplated in Sections 5(a), (b) and (d), the CDL EAR Group will benefit from having access, where applicable, to competitive quotes from its Interested Persons as well as from unrelated third parties, and may also derive savings in terms of cost efficiencies and greater economies of scale in its transactions with Interested Persons. The provision of products and services to Interested Persons are also an additional source of revenue for the CDL EAR Group, provided that such products and services are provided on arm's length basis and on normal commercial terms. Where the Interested Person Transactions relate to financial and treasury transactions as contemplated in Section 5(c), the CDL EAR Group will benefit from the competitive quotes received from its Interested Persons, thus leveraging on the financial strength and credit standing of the Interested Persons.

The adoption of the New Shareholders' Mandate and the renewal of the same on an annual basis would eliminate the need for the Company to convene separate general meetings on each occasion to seek Shareholders' approval as and when such Interested Person Transactions with the Interested Persons arise, thereby reducing substantial administrative time and expenses associated with the convening of such meetings without compromising the corporate objectives of the Group. This would also enable the Group to maximise its business opportunities especially in commercial transactions which are time-sensitive in nature. At the same time, the Group would be able to channel the significant amount of administrative resources, including time and expenses, saved towards its other corporate objectives.

4. CLASSES OF INTERESTED PERSONS

The New Shareholders' Mandate will apply to transactions with the following classes of Interested Persons:

(a) the HLIH Group; and

(b) Directors, chief executive officer(s) and controlling shareholders of the Company (other than entities who fall under the HLIH Group described in paragraph (a) above) and their respective associates.

5. CATEGORIES OF INTERESTED PERSON TRANSACTIONS

The Interested Person Transactions between the CDL EAR Group and Interested Persons which will be covered by the New Shareholders' Mandate relate to recurrent transactions of a revenue or trading nature or those necessary for the Group's day-to-day operations, and are set out as follows:

(a) Property-related Transactions

Transactions within the ambit of this category comprise the leasing or rental of properties; the award of contracts to main contractors, suppliers and consultants for property development projects; and the provision and/or receipt of project management services; marketing and property agency services; cleaning, security and building maintenance services; property and estate management services including serviced apartments and serviced offices management services; and carpark management services.

(b) Management and Support Services

This category comprises transactions in relation to the receipt or provision of management services; legal; and financial advisory and consultancy services.

(c) Financial and Treasury Transactions

This category comprises transactions in relation to the placement of funds with Interested Persons, the borrowing of funds from Interested Persons, and the entry into foreign exchange, swap and option transactions with Interested Persons that do not fall under the exceptions to interested person transactions pursuant to Rule 915(6) and Rule 915(7) of Chapter 9[3]; and the subscription by the CDL EAR Group of debt securities issued by any Interested Person and the issue of debt securities by the CDL EAR Group to any Interested Person.

Pursuant to Rule 916(3) of Chapter 9, the provision of a loan by the CDL EAR Group to a joint venture with an Interested Person does not require the seeking of shareholders' approval provided that such loan is extended by all joint venture partners on the same terms and in proportion to their equity interest in the joint venture; the Interested Person does not have an existing equity interest in the joint venture prior to the participation of the CDL EAR Group in the joint venture; and the Company has announced that its Audit Committee is of the view that: (i) the provision of the loan is not prejudicial to the interests of the Company and its minority Shareholders; (ii) the risks and rewards of the joint venture are in proportion to the equity of each of the joint venture partners; and (iii) the terms of the joint venture are not prejudicial to the interests of the Company and its minority Shareholders.

(d) General Transactions

This category comprises transactions in relation to the purchase and sale of goods including building materials, electronic and engineering equipment, building automation systems, computer systems (hardware and software), vehicles, parts and accessories, and the provision and receipt of after-sales services.

6. REVIEW PROCEDURES FOR INTERESTED PERSON TRANSACTIONS

6.1 In general, there are procedures established by the Group to ensure that Interested Person Transactions, which are reviewed and approved by the management, are undertaken on an arm's length basis, on normal commercial terms consistent with the Group's usual business practices and policies, are not prejudicial to the interests of the Company and its minority Shareholders, and on terms which are generally no more favourable to the Interested Persons than those extended to or received from unrelated third parties.

[3] Pursuant to Rule 915(6) and Rule 915(7) of Chapter 9, the provision or receipt of financial assistance or services by or from a financial institution that is licensed or approved by the Monetary Authority of Singapore, on normal commercial terms and in the ordinary course of business does not constitute an interested person transaction which would require compliance with Rules 905, 906 and 907 of Chapter 9. Rule 905 relates to requirements for immediate announcement of interested person transactions, Rule 906 relates to requirements for seeking shareholders' approval for interested person transactions, and Rule 907 relates to requirements for disclosure of the aggregate value of interested person transactions in the listed company's annual report.

6.1.1 Property-related Transactions, Management and Support Services, and General Transactions

All Interested Person Transactions (other than the Financial and Treasury Transactions covered in Section 6.1.2 below) are to be carried out at the published or prevailing rates/ prices of the service or product providers (including, where applicable, preferential rates/ prices/discounts accorded to a class or classes of customers or for bulk purchases where the giving of such preferential rates/prices/discounts are commonly practised within the applicable industry and may be similarly extended to unrelated third parties), on the service or product provider's usual commercial terms which may also be similarly extended to unrelated third parties, or otherwise in accordance with other applicable industry norms.

In addition, the CDL EAR Group will monitor the Interested Person Transactions (other than the Financial and Treasury Transactions covered in Section 6.1.2 below) as follows:

(a) Property-related Transactions comprising the award of contracts to main contractors, suppliers and consultants for property development projects

(i) an Interested Person Transaction under this sub-paragraph (a) with a value in excess of S$10 million shall be reviewed and approved by the Audit Committee prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (a) with a value below or equal to S$10 million but in excess or equal to S$100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (a) shall be undertaken based on tenders which may be conducted for the award of such contracts with at least two bids from unrelated third parties to be obtained for comparison purposes. In the absence of tenders or the ability to obtain at least two bids for any tender, an Interested Person Transaction under this sub-paragraph (a) shall be undertaken based on comparison of rates/prices and terms offered by the Interested Person with the rates/prices and terms offered or generally quoted by at least two unrelated third parties who are engaged in providing similar services or products.

(b) Property-related Transactions comprising the leasing or rental of properties

(i) an Interested Person Transaction under this sub-paragraph (b) with a value in excess of S$5 million shall be reviewed and approved by the Audit Committee prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (b) with a value below or equal to S$5 million but in excess or equal to S$100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (b) shall be entered into after comparison of rates quoted to at least two unrelated third parties (in the case of leases granted to Interested Persons) or comparison of rates quoted by or obtained from at least two unrelated third parties (in the case of leases granted by Interested Persons) and after taking into account the prevailing market rental rates for other properties within its vicinity of similar or comparable standing and facilities, the tenure of the lease, the area of the leased premises and any other factor which may affect the rental rates or terms of the lease.

(c) <u>Property-related Transactions (other than those covered under sub-paragraphs (a) and (b) herein), Management and Support Services and General Transactions</u>

(i) an Interested Person Transaction under this sub-paragraph (c) with a value in excess of S$3 million shall be reviewed and approved by the Audit Committee prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (c) with a value below or equal to S$3 million but in excess or equal to S$100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (c) shall be entered into, where applicable:

(1) in the case of the provision of services or products by an Interested Person, based on tenders (with at least two bids from unrelated third parties to be obtained for comparison purposes) or comparison of rates and terms offered by or generally quoted by at least two unrelated third parties who are engaged in providing similar services or products; and

(2) in the case of the provision of services or products to an Interested Person, based on comparison of rates and terms offered to at least two unrelated third parties for transactions of a similar nature, size or complexity and taking into account the availability of resources, expertise or manpower for the performance of such services or provision of such goods and the existence of any cost and/or time saving factors.

(d) In the event that comparison quotations cannot be obtained in respect of the Interested Person Transactions covered under sub-paragraphs (a), (b) and (c) above (for example, where there are no unrelated third party providers or users of such services or products, or where the service or product is a proprietary item or due to the nature, speciality or confidentiality of the service or product to be supplied), such Interested Person Transactions shall be entered into only after the senior management staff of the relevant company in the CDL EAR Group (having no interest, direct or indirect, in the interested person transaction and having the authority in such company to approve the entering into of transactions of such nature and value), has evaluated and weighed the benefits of, and rationale for, transacting with the Interested Person and in their report submitted to the Audit Committee, confirmed that the price and terms offered to or by the Interested Person are fair and reasonable. In such evaluation and confirmation, the factors which may be taken into account include, but shall not be limited, to the following:

(i) in relation to the sale of goods or services to the Interested Person and as determined by the senior management staff of the relevant company in the CDL EAR Group and reported to the Audit Committee, the terms of supply should be in accordance with the CDL EAR Group's usual business practice and consistent with the margins obtained by the CDL EAR Group in its business operations or the margins obtained for the same or substantially the same type of transactions;

(ii) in relation to the purchase of goods or services from the Interested Person, the terms of supply will be compared to those for the same or substantially the same types of transactions entered into between the Interested Person and unrelated third parties. The review procedures in such cases may include where applicable, reviewing the standard price lists provided by the Interested Person to its customers for such products or services;

(iii) the efficiencies and flexibilities derived by the CDL EAR Group in transacting with the Interested Person as compared with transacting with unrelated third parties; and

(iv) prevailing industry norms.

6.1.2 Financial and Treasury Transactions

(a) Placement of Funds

In relation to the placement with any Interested Person by the CDL EAR Group of its funds, the Company will require that quotations be obtained from such Interested Person and at least two principal bankers or financial institutions of the Group ("**Principal Bankers**") for rates offered by such Principal Bankers for deposits of an amount and currency and for a period equivalent to that of the funds to be placed by the CDL EAR Group. The CDL EAR Group will only place its funds with such Interested Person provided that the interest rate quoted is not less than the highest of the rates quoted by such Principal Bankers and after evaluating and taking into account any factor that may materially and adversely affect the credit standing of the Interested Person with whom the funds are to be placed by the CDL EAR Group or the risks associated in the placement of such funds with the Interested Person, and such other factors relevant for consideration.

(b) Borrowing of Funds

In relation to the borrowing of funds from any Interested Person by a company within the CDL EAR Group, the Company will require that quotations be obtained from such Interested Person and at least two bankers of the borrowing company within the CDL EAR Group for rates offered by such bankers for loans of an amount and currency and for a period equivalent to that of the funds to be borrowed by such borrowing company within the CDL EAR Group. The CDL EAR Group will only borrow funds from such Interested Person provided that the interest rate quoted is not more than the lowest of the rates quoted by such bankers.

(c) Foreign Exchange, Swaps and Options

In relation to foreign exchange, swap and option transactions with any Interested Person by the CDL EAR Group, the Company will require that rate quotations be obtained from such Interested Person and at least two Principal Bankers. The CDL EAR Group will only enter into such foreign exchange, swap and option transactions with such Interested Person provided that such rates quoted are no less favourable than the rates quoted by such Principal Bankers.

(d) Subscription of Debt Securities

In relation to the subscription by the CDL EAR Group of debt securities issued by the Interested Persons, the CDL EAR Group will only enter into the subscription of such debt securities provided that the price(s) at which the CDL EAR Group subscribes for such debt securities will not be higher than the price(s) at which such debt securities are subscribed for by unrelated third parties.

In relation to the issue of debt securities by the CDL EAR Group to Interested Persons, the CDL EAR Group will only issue such debt securities to Interested Persons provided that the price(s) at which the CDL EAR Group issues such debt securities will not be lower than the price(s) at which such debt securities are issued to unrelated third parties.

In addition to the foregoing, the following threshold limits will be applied to ensure further monitoring by the Group of the Financial and Treasury Transactions entered into by the CDL EAR Group:

Placement of Funds and Subscription of Debt Securities

Where the aggregate of the outstanding principal amount of funds placed with, and debt securities subscribed from, the same Interested Person (as such term is construed under Chapter 9) shall at any time exceed the equivalent of 10 per cent. of the consolidated shareholders' funds of the Group (based on its latest audited accounts), each subsequent placement of funds with, or subscription of debt securities from, the same Interested Person shall require the prior approval of the Audit Committee.

Where the aggregate of the outstanding principal amount of funds placed with, and debt securities subscribed from, the same Interested Person does not at any time exceed the limit set out above, the placement of funds with, and subscription of debt securities from, that Interested Person will not require the prior approval of the Audit Committee but shall be reviewed by the Audit Committee at its quarterly meetings.

6.2 A register will be maintained by the Group to record all Interested Person Transactions (and the basis including the quotations, if any and where relevant, obtained to support such basis on which they are entered into) which are entered into pursuant to the New Shareholders' Mandate.

The Company shall, on a quarterly basis, report to the Audit Committee on all Interested Person Transactions, and the basis of such transactions, entered into with Interested Persons during the preceding quarter. The Audit Committee shall review such Interested Person Transactions at its quarterly meetings except where such Interested Person Transactions are required under the review procedures to be approved by the Audit Committee prior to the entry thereof.

6.3 The annual internal audit plan shall incorporate a review of the established review procedures for the monitoring of Interested Person Transactions entered into pursuant to the New Shareholder's Mandate.

The Audit Committee shall review the internal audit report on Interested Person Transactions to ascertain that the established review procedures to monitor Interested Person Transactions have been complied with. If, during a review by the Audit Committee, the Audit Committee is of the view that the established review procedures are not sufficient or have become inappropriate, in view of changes to the nature of, or the manner in which, the business activities of the CDL EAR Group are conducted, it will take such actions as it deems appropriate and/or institute additional procedures as necessary to ensure that future transactions of a similar nature are on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders, and the Company will revert to the Shareholders for a fresh mandate based on new review procedures for transactions with Interested Persons.

For the purpose of the review process, if a member of the Audit Committee has an interest in the transaction to be reviewed by the Audit Committee, he will abstain from any decision making by the Audit Committee in respect of that transaction. Accordingly, where two members of the Audit Committee have an interest each in the transaction to be reviewed by the Audit Committee, the review of that transaction will be undertaken by the remaining member(s) of the Audit Committee.

7. EXPIRY AND RENEWAL OF THE NEW SHAREHOLDERS' MANDATE

If approved by Shareholders at the EGM, the New Shareholders' Mandate will take effect from the date of receipt of Shareholders' approval, and will (unless revoked or varied by the Company in general meeting) continue in force until the next annual general meeting of the Company and will apply to Interested Person Transactions entered into from the date of receipt of Shareholders' approval. Approval from Shareholders will be sought for the renewal of the New Shareholders' Mandate at each subsequent annual general meeting, subject to review by the Audit Committee of its continued application to the Interested Person Transactions.

If the Audit Committee is of the view that the review procedures under the New Shareholders' Mandate are not sufficient to ensure that the Interested Person Transactions are transacted on normal commercial terms and will be prejudicial to the interests of the Company and its minority Shareholders, the Company will seek a fresh mandate from the Shareholders based on new review procedures for Interested Person Transactions.

8. DISCLOSURE

In accordance with Chapter 9, the Company will disclose in its annual report the aggregate value of the Interested Person Transactions conducted pursuant to the New Shareholders' Mandate during the financial year (as well as in the Company's annual reports for subsequent financial years that the New Shareholders' Mandate continues to be in force). In addition, the Company will announce the aggregate value of the Interested Person Transactions conducted pursuant to the New Shareholders' Mandate for the financial periods which it is required to report on (pursuant to Rule 705 of the Listing Manual) within the time required for the announcement of such report. These disclosures will be in the form set out in Rule 907 of the Listing Manual.

9. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

The interests of the Directors and Substantial Shareholders in the Shares of the Company as recorded in the Register of Directors' Shareholdings and the Register of Substantial Shareholders respectively as at the Latest Practicable Date are as follows:

	Direct		Deemed	
Directors	**No. of Shares**	**%[1]**	**No. of Shares**	**%[1]**
Tan I Tong	10,467	0.001	–	–
Tang See Chim	10,000	0.001	–	–

	Direct		Deemed	
Substantial Shareholders	**No. of Shares**	**%[1]**	**No. of Shares**	**%[1]**
Hong Realty (Private) Limited	27,358,848	3.42	25,772,208[2]	3.22
Hong Leong Holdings Limited	134,836,187	16.83	17,756,003[3]	2.22
Hong Leong Investment Holdings Pte. Ltd.	119,064,606	14.86	267,114,030[4]	33.35
Kwek Holdings Pte Ltd	–	–	386,178,636[5]	48.21

Notes:

(1) Based on the total issued and fully paid-up share capital of 801,021,724 Shares.

(2) Hong Realty (Private) Limited ("HR") is deemed under Section 7 of the Companies Act to have an interest in the 25,772,208 Shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20 per cent. of the votes attached to the voting shares thereof.

(3) Hong Leong Holdings Limited ("HLH") is deemed under Section 7 of the Companies Act to have an interest in the 17,756,003 Shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20 per cent. of the votes attached to the voting shares thereof.

(4) Hong Leong Investment Holdings Pte. Ltd. ("HLIH") is deemed under Section 7 of the Companies Act to have an interest in the 267,114,030 Shares held directly and/or indirectly by companies in which it is entitled to exercise or control the exercise of not less than 20 per cent. of the votes attached to the voting shares thereof which includes (i) the 53,131,056 Shares held directly and indirectly by HR; and (ii) the 152,592,190 Shares held directly and indirectly by HLH, out of which 8,451,248 Shares have been identified as shares in which HR is also deemed to have an interest under sub-section (i) above.

(5) Kwek Holdings Pte Ltd is deemed under Section 7 of the Companies Act to have an interest in the 386,178,636 Shares held directly and/or indirectly by HLIH in which it is entitled to exercise or control the exercise of not less than 20 per cent. of the votes attached to the voting shares thereof.

10. INDEPENDENT FINANCIAL ADVISER'S OPINION

Ernst & Young Corporate Finance Pte Ltd ("**EYCF**") has been appointed the independent financial adviser in relation to the proposed adoption of the New Shareholders' Mandate. EYCF having considered, *inter alia*, the rationale for the New Shareholders' Mandate and the benefits accruing to the CDL EAR Group arising from the New Shareholders' Mandate, the classes of Interested Persons and the categories of Interested Person Transactions to be covered under the New Shareholders' Mandate, and the review procedures for Interested Person Transactions, is of the opinion that the current review procedures set up by the Company, as set out in Section 6 above, are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders. EYCF's letter to the Independent Directors (as defined below) dated 28 April 2003 is reproduced and attached as an Appendix to this Circular.

11. AUDIT COMMITTEE'S STATEMENT

The Audit Committee has reviewed the terms of the proposed New Shareholders' Mandate and is satisfied that the review procedures for Interested Person Transactions as well as the reviews to be made by the Audit Committee (with internal audit assistance) in relation thereto are sufficient to ensure that Interested Person Transactions will be entered into in accordance with the Group's normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

12. INDEPENDENT DIRECTORS' RECOMMENDATIONS

The Directors who are considered independent for the purposes of the proposed adoption of the New Shareholders' Mandate are Messrs Chee Keng Soon, Foo See Juan, Han Vo-Ta and Tang See Chim (the "**Independent Directors**"). The Independent Directors are of the opinion that the entry into of the Interested Person Transactions (as described in Section 5 above) between the CDL EAR Group and those Interested Persons (as described in Section 4 above) in the ordinary course of its business will be entered into to enhance the efficiency of the Group and are in the best interests of the Company. For the reasons set out in Section 3 above, and in the light of the opinion of EYCF set out in Section 10 above, the Independent Directors recommend that Shareholders vote in favour of the Ordinary Resolution relating to the proposed adoption of the New Shareholders' Mandate at the forthcoming EGM.

The Independent Directors, in rendering their recommendation, and EYCF, in rendering its opinion, have not had regard to the specific investment objectives, financial situation, tax position or unique needs and constraints of any Shareholder. As different Shareholders would have different investment objectives, and based on EYCF's advice, the Independent Directors recommend that any individual Shareholder who may require specific advice in relation to his Shares consults his stockbroker, bank manager, solicitor, accountant or other professional advisers.

13. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on page 29 of this Circular, will be held at the M Hotel Singapore, Meeting Room 1, Basement 1, 81 Anson Road, Singapore 079908 on 29 May 2003 at 10.00 a.m. or as soon thereafter following the conclusion of the Annual General Meeting of the Company to be held at 9.30 a.m. on the same day at the same place, whichever is later, for the purpose of considering and, if thought fit, passing the ordinary resolution set out in the Notice of EGM.

14. **ACTION TO BE TAKEN BY SHAREHOLDERS**

Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote at the EGM on their behalf will find attached to this Circular a Proxy Form which they are requested to complete, sign and return in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the registered office of the Company, at 36 Robinson Road, #04-01 City House, Singapore 068877 not later than 10.00 a.m. on 27 May 2003. The completion and return of a Proxy Form by a Shareholder will not preclude him from attending and voting in person at the EGM if he so wishes.

A Depositor shall not be regarded as a Shareholder of the Company entitled to attend the EGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the time fixed for holding the EGM, as certified by The Central Depository (Pte) Limited to the Company.

The relevant companies within the HLIH Group (which includes HLIH, the controlling shareholder of the Company and their associates), being Shareholders of CDL and the relevant Interested Persons for the purpose of the New Shareholders' Mandate, will abstain from voting, in respect of Shares held by them, on the Ordinary Resolution relating to the proposed adoption of the New Shareholders' Mandate at the forthcoming EGM.

Messrs Tan I Tong and Tang See Chim, being Directors and Shareholders of CDL, will abstain from voting, in respect of Shares held by each of them, on the Ordinary Resolution relating to the proposed adoption of the New Shareholders' Mandate at the forthcoming EGM.

15. **CONSENT**

EYCF has given and has not withdrawn its written consent to the issue of this Circular, with the inclusion of its name, its letter to the Independent Directors dated 28 April 2003 and all references thereto, in the form and context in which they appear in this Circular.

16. **DIRECTORS' RESPONSIBILITY STATEMENT**

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular (excluding those expressed by EYCF in their letter to the Independent Directors dated 28 April 2003) are fair and accurate in all material respects and that there are no material facts the omission of which would make any statement in this Circular misleading. In respect of the EYCF's letter to the Independent Directors dated 28 April 2003, the sole responsibility of the Directors has been to ensure that the facts stated with respect to the Group are fair and accurate in all material respects.

Yours faithfully
For and on behalf of
The Board of Directors of
CITY DEVELOPMENTS LIMITED

KWEK LENG BENG
Executive Chairman

APPENDIX

LETTER FROM ERNST & YOUNG CORPORATE FINANCE PTE LTD TO THE INDEPENDENT DIRECTORS


ERNST & YOUNG
Corporate Finance Pte Ltd

10 Collyer Quay
#21-01 Ocean Building
Singapore 049315

Mail Address:
Robinson Road P O Box 384
Singapore 900734

28 April 2003

To: The Independent Directors

Dear Sirs:

THE PROPOSED ADOPTION OF A NEW SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

1 INTRODUCTION

City Developments Limited ("**CDL**" or the "**Company**") is proposing to adopt a new shareholders' mandate (the "**New Shareholders' Mandate**") for interested person transactions. This letter has been prepared for the use of the directors of CDL who are considered independent for the purposes of the proposed adoption of the New Shareholders' Mandate (the "**Independent Directors**") and is to be incorporated into the circular to shareholders of the Company ("**Shareholders**") dated 28 April 2003 (the "**Circular**") which provides, *inter alia*, the details of the New Shareholders' Mandate and the recommendation of the Independent Directors thereon. Unless otherwise defined, all terms in the Circular have the same meaning in this letter.

To comply with the requirements of Chapter 9 of the Listing Manual, Ernst & Young Corporate Finance Pte Ltd ("**EYCF**") has been appointed as the independent financial adviser to provide an opinion on whether the review procedures set out in the New Shareholders' Mandate as described in Section 6 of the Circular, for determining the transaction prices of the Interested Person Transactions are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and the minority shareholders of the Company (the "**Minority Shareholders**").

2 TERMS OF REFERENCE

The objective of this letter is to provide an independent opinion, for the purposes of Chapter 9 of the Listing Manual, on whether the review procedures set out in the New Shareholders' Mandate for determining the transaction prices of the Interested Person Transactions are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and the Minority Shareholders.

EYCF's views as set forth in this letter are based on the prevailing market and economic conditions, and our analysis of the information provided in the Circular as well as information provided to us by the Company, as of the Latest Practicable Date. Accordingly, this opinion shall not take into account any event or condition which occur after the Latest Practicable Date.

EYCF is not and was not involved in any aspect of the discussions on the scope of the New Shareholders' Mandate, nor were we involved in the deliberations leading up to the decision by the Directors to obtain the New Shareholders' Mandate or the review procedures adopted by the Company for determining the transaction prices of the Interested Person Transactions. In the course of our evaluation of the review procedures proposed in connection with the New

Shareholders' Mandate, we have held discussions with the management of the Company. We have not independently verified such information furnished by the management of the Company or any representation or assurance made by them, whether written or verbal, and accordingly cannot and do not warrant or accept responsibility for the accuracy or completeness of such information, representation or assurance. Nevertheless, the Directors have confirmed to us that to the best of their knowledge and belief, the information provided to us (whether written or verbal) as well as the information contained in the Circular constitutes a full and true disclosure, in all material respects, of all material facts relating to the New Shareholders' Mandate and there is no material information the omission of which would make any of the information contained herein or in the Circular inaccurate, incomplete or misleading in any material respect. We have also made reasonable enquiries and used our judgement in assessing such information and have found no reason to doubt the reliability of such information. We have further assumed that all statements of fact, belief, opinion and intention made by the Directors in the Circular have been reasonably made after due and careful enquiry. We have not conducted a comprehensive review of the business, operations and financial condition of the Company or the transactions described in Section 5 of the Circular.

Our opinion is addressed to the Independent Directors for their benefit and deliberation on the New Shareholders' Mandate. The recommendations made to the Shareholders in relation to the New Shareholders' Mandate shall remain the responsibility of the Independent Directors. In preparing this letter, we have not had regard to the specific investment objectives, financial situation, tax position or unique needs and constraints of any Shareholder. As different Shareholders would have different investment objectives, we would advise the Independent Directors to recommend that any individual Shareholder who may require specific advice in relation to his Shares consults his stockbroker, bank manager, solicitor, accountant or other professional advisers.

3 EVALUATION OF THE PROPOSED REVIEW PROCEDURES FOR INTERESTED PERSON TRANSACTIONS

3.1 *Rationale and Benefits of the New Shareholders' Mandate*

The full text of the Directors' rationale for, and the benefits of, adopting the New Shareholders' Mandate can be found in Sections 3.1 and 3.3 of the Circular.

We note, *inter alia*, the following:

(a) HLIH, the controlling shareholder of the Company, is also the holding company of three other publicly listed companies on the SGX-ST, namely, Hong Leong Asia Ltd., Hong Leong Finance Limited and Target Realty Limited. The HLIH Group are interested persons of the Company.

Due to the size of the HLIH Group and the diversity of the Group's activities, it is anticipated that:

(i) CDL;

(ii) subsidiaries of CDL that are not listed on the SGX-ST or an approved exchange; and

(iii) associated companies of CDL that are not listed on the SGX-ST or an approved exchange, provided that the Group or the Group and its interested person(s), has or have control over the associated companies,

(together, the "**CDL EAR Group**"), or any of them, would, in the ordinary course of its businesses, enter into certain transactions with its interested persons. It is likely that such interested person transactions will occur with some degree of frequency and may arise at any time. Thus, the proposed New Shareholders' Mandate is intended to facilitate transactions in the normal course of business of the CDL EAR Group falling within the categories of interested person transactions as set out in Section 5 of the Circular, that are

transacted from time to time with the interested persons as specified in Section 4 of the Circular (the "**Interested Persons**") provided that they are carried out at arm's length and on the Group's normal commercial terms and which are not prejudicial to the interests of the Company and the Minority Shareholders.

Whilst the CDL EAR Group has entered into interested person transactions as described in Sections 2.1(a) to 2.1(e) of the Circular since the Existing Shareholders' Mandate was first adopted in 1997, it is anticipated that, in the future, some of these transactions are not likely to exceed S$100,000 in value, and/or are not likely to be of a recurrent nature, and/or are not likely to continue to be provided either by the CDL EAR Group or the Interested Persons.

Thus, it is proposed that the following transactions be excluded from the categories of interested person transactions to be covered by the New Shareholders' Mandate:.

(i) Property-related Transactions: the award of contracts to nominated sub-contractors, and the provision of property project design consultancy services including interior design services;

(ii) Management and Support Services: the obtaining or provision of corporate secretarial services; accounting, financial and administrative services including data processing information systems and computer-related services as well as human resource management planning and development services including staff secondment;

(iii) Hotel-related Transactions: the rental of rooms and conference, banquet and hotel-related facilities; the sale and purchase of food and beverage and hotel-related products including hotel or club membership cards and privilege or discount cards; hotel management and marketing services; royalty, franchise and licensing agreements in respect of brand names and intellectual property; technical and design services; and the sale and purchase (including hire-purchase and equipment leasing) of furniture, fixtures, fittings, equipment and appliances used or to be used in the ordinary course of business; and

(iv) General Transactions: the provision and management of leisure and entertainment services and facilities, including private clubs and health club management services; the provision of transportation services, including vehicle maintenance services; the obtaining of shares/securities broking services; and insurance, re-insurance and/or underwriting services, including insurance broking services.

The details of the revised categories of interested person transactions, which are covered under the proposed New Shareholders' Mandate, are set out in Section 5 of the Circular (the "**Interested Person Transactions**").

A new Listing Manual has been issued by the SGX-ST which took effect on 1 July 2002 and the provisions therein relating to interested person transactions under Chapter 9A of the previous listing manual have since been replaced by Chapter 9 of the new Listing Manual.

Accordingly, the Directors consider it timely and appropriate to propose the adoption of the New Shareholders' Mandate to the Company to replace the Existing Shareholders' Mandate:

(i) to exclude certain transactions from the categories of interested persons transactions that was covered by the Existing Shareholders' Mandate and to clarify and update the review procedures of the CDL EAR Group for ensuring that the Interested Person Transactions are conducted at arm's length, are on the Group's normal commercial terms and will not be prejudicial to the interests of the Company and the Minority Shareholders; and

(ii) to take into account the changes made in the Listing Manual relating to interested person transactions.

(b) The Directors are of the view that it will be beneficial to the CDL EAR Group to transact or continue to transact with the Interested Persons, especially since the Interested Person Transactions are undertaken on an arm's length basis, on normal commercial terms consistent with the Group's usual business practices and policies and will not be prejudicial to the interests of the Company and the Minority Shareholders.

Where the Interested Person Transactions relate to the provision to, and the obtaining from, Interested Persons of products or services as contemplated in Sections 3.2.1, 3.2.2 and 3.2.4 of this letter, the CDL EAR Group will benefit from having access, where applicable, to competitive quotes from its Interested Persons as well as from unrelated third parties, and may also derive savings in terms of cost efficiencies and greater economies of scale in its transactions with Interested Persons. The provision of products and services to Interested Persons are also an additional source of revenue for the CDL EAR Group, provided that such products and services are provided on arm's length basis and on normal commercial terms. Where the Interested Person Transactions relate to financial and treasury transactions as contemplated in Section 3.2.3 of this letter, the CDL EAR Group will benefit from the competitive quotes received from its Interested Persons, thus leveraging on the financial strength and credit standing of the Interested Persons.

The adoption of the New Shareholders' Mandate and the renewal of the same on an annual basis would eliminate the need for the Company to convene separate general meetings on each occasion to seek Shareholders' approval as and when such Interested Person Transactions with the Interested Persons arise, thereby reducing substantial administrative time and expenses associated with the convening of such meetings without compromising the corporate objectives of the Group. This would also enable the Group to maximise its business opportunities especially in commercial transactions which are time-sensitive in nature. At the same time, the Group would be able to channel the significant amount of administrative resources, including time and expenses, saved towards its other corporate objectives.

3.2 *Interested Person Transactions*

The classes of Interested Persons and the categories of Interested Person Transactions which will be covered by the New Shareholders' Mandate are described in Sections 4 and 5 respectively of the Circular. We note that transactions with Interested Persons which are not covered by the New Shareholders' Mandate will be subject to the relevant provisions of Chapter 9 and/or any other applicable provisions of the Listing Manual. The transactions which will be covered by the New Shareholders' Mandate are:-

3.2.1 Property-related Transactions

Transactions within the ambit of this category comprise the leasing or rental of properties; the award of contracts to main contractors, suppliers and consultants for property development projects; and the provision and/or receipt of project management services; marketing and property agency services; cleaning, security and building maintenance services; property and estate management services including serviced apartments and serviced offices management services; and carpark management services.

3.2.2 Management and Support Services

This category comprises transactions in relation to the receipt or provision of management services; legal; and financial advisory and consultancy services.

3.2.3 Financial and Treasury Transactions

This category comprises transactions in relation to the placement of funds with Interested Persons, the borrowing of funds from Interested Persons, and the entry into foreign exchange, swap and option transactions with Interested Persons that do not fall under the exceptions to interested person transactions pursuant to Rule 915(6) and Rule 915(7) of Chapter 9[1]; and the subscription by the CDL EAR Group of debt securities issued by any Interested Person and the issue of debt securities by the CDL EAR Group to any Interested Person.

Pursuant to Rule 916(3) of Chapter 9, the provision of a loan by the CDL EAR Group to a joint venture with an Interested Person does not require the seeking of shareholders' approval provided that such loan is extended by all joint venture partners on the same terms and in proportion to their equity interest in the joint venture; the Interested Person does not have an existing equity interest in the joint venture prior to the participation of the CDL EAR Group in the joint venture; and the Company has announced that its Audit Committee is of the view that: (i) the provision of the loan is not prejudicial to the interests of the Company and the Minority Shareholders; (ii) the risks and rewards of the joint venture are in proportion to the equity of each of the joint venture partners; and (iii) the terms of the joint venture are not prejudicial to the interests of the Company and the Minority Shareholders.

3.2.4 General Transactions

This category comprises transactions in relation to the purchase and sale of goods including building materials, electronic and engineering equipment, building automation systems, computer systems (hardware and software), vehicles, parts and accessories, and the provision and receipt of after-sales services.

3.3 *Review Procedures for Interested Person Transactions*

The detailed text of the review procedures for the Interested Person Transactions can be found in Section 6 of the Circular.

We note, *inter alia*, that the CDL EAR Group has established the following procedures to ensure that Interested Person Transactions are undertaken on normal commercial terms and are not prejudicial to the interests of the Minority Shareholders:

In general, there are procedures established by the Group to ensure that Interested Person Transactions, which are reviewed and approved by the management, are undertaken on an arm's length basis, on normal commercial terms consistent with the Group's usual business practices and policies, are not prejudicial to the interests of the Company and the Minority Shareholders, and on terms which are generally no more favourable to the Interested Persons than those extended to or received from unrelated third parties.

---

[1] Pursuant to Rule 915(6) and Rule 915(7) of Chapter 9, the provision or receipt of financial assistance or services by or from a financial institution that is licensed or approved by the Monetary Authority of Singapore, on normal commercial terms and in the ordinary course of business does not constitute an interested person transaction which would require compliance with Rules 905, 906 and 907 of Chapter 9. Rule 905 relates to requirements for immediate announcement of interested person transactions, Rule 906 relates to requirements for seeking shareholders' approval for interested person transactions, and Rule 907 relates to requirements for disclosure of the aggregate value of interested person transactions in the listed company's annual report.

3.3.1 Property-related Transactions, Management and Support Services, Hotel-related Transactions and General Transactions

All Interested Person Transactions (other than the Financial and Treasury Transactions covered in Section 3.3.2 of this letter) are to be carried out at the published or prevailing rates/prices of the service or product providers (including, where applicable, preferential rates/prices/discounts accorded to a class or classes of customers or for bulk purchases where the giving of such preferential rates/prices/discounts are commonly practised within the applicable industry and may be similarly extended to unrelated third parties), on the service or product provider's usual commercial terms which may also be similarly extended to unrelated third parties, or otherwise in accordance with other applicable industry norms.

In addition, the CDL EAR Group will monitor the Interested Person Transactions (other than the Financial and Treasury Transactions covered in Section 3.3.2 of this letter) as follows:

(a) Property-related Transactions comprising the award of contracts to main contractors, suppliers and consultants for property development projects

(i) an Interested Person Transaction under this sub-paragraph (a) with a value in excess of S$10 million shall be reviewed and approved by the Audit Committee prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (a) with a value below or equal to S$10 million but in excess or equal to S$100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (a) shall be undertaken based on tenders which may be conducted for the award of such contracts with at least two bids from unrelated third parties to be obtained for comparison purposes. In the absence of tenders or the ability to obtain at least two bids for any tender, an Interested Person Transaction under this sub-paragraph (a) shall be undertaken based on comparison of rates/prices and terms offered by the Interested Person with the rates/prices and terms offered or generally quoted by at least two unrelated third parties who are engaged in providing similar services or products.

(b) Property-related Transactions comprising the leasing or rental of properties

(i) an Interested Person Transaction under this sub-paragraph (b) with a value in excess of S$5 million shall be reviewed and approved by the Audit Committee prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (b) with a value below or equal to S$5 million but in excess or equal to S$100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (b) shall be entered into after comparison of rates quoted to at least two unrelated third parties (in the case of leases granted to Interested Persons) or comparison of rates quoted by or obtained from at least two unrelated third parties (in the case of leases granted by Interested Persons) and after taking into account the prevailing market rental rates for other properties within its vicinity of similar or comparable standing and facilities, the tenure of the lease, the area of the leased premises and any other factor which may affect the rental rates or terms of the lease.

(c) Property-related Transactions (other than these covered under sub-paragraphs (a) and (b) herein), Management and Support Services, Hotel-related Transactions and General Transactions

(i) an Interested Person Transaction under this sub-paragraph (c) with a value in excess of S$3 million shall be reviewed and approved by the Audit Committee prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (c) with a value below or equal to S$3 million but in excess or equal to S$100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (c) shall be entered into, where applicable:

(1) in the case of the provision of services or products by an Interested Person, based on tenders (with at least two bids from unrelated third parties to be obtained for comparison purposes) or comparison of rates and terms offered by or generally quoted by at least two unrelated third parties who are engaged in providing similar services or products; and

(2) in the case of the provision of services or products to an Interested Person, based on comparison of rates and terms offered to at least two unrelated third parties for transactions of a similar nature, size or complexity and taking into account the availability of resources, expertise or manpower for the performance of such services or provision of such goods and the existence of any cost and/or time saving factors.

(d) In the event that comparison quotations cannot be obtained in respect of the Interested Person Transactions covered under sub-paragraphs (a), (b) and (c) above (for example, where there are no unrelated third party providers or users of such services or products, or where the service or product is a proprietary item or due to the nature, speciality or confidentiality of the service or product to be supplied), such Interested Person Transactions shall be entered into only after the senior management staff of the relevant company in the CDL EAR Group (having no interest, direct or indirect, in the interested person transaction and having the authority in such company to approve the entering into of transactions of such nature and value), has evaluated and weighed the benefits of, and rationale for, transacting with the Interested Person and in their report submitted to the Audit Committee, confirmed that the price and terms offered to or by the Interested Person are fair and reasonable. In such evaluation and confirmation, the factors which may be taken into account include, but shall not be limited, to the following:

(i) in relation to the sale of goods or services to the Interested Person and as determined by the senior management staff of the relevant company in the CDL EAR Group and reported to the Audit Committee, the terms of supply should be in accordance with the CDL EAR Group's usual business practice and consistent with the margins obtained by the CDL EAR Group in its business operations or the margins obtained for the same or substantially the same type of transactions;

(ii) in relation to the purchase of goods or services from the Interested Person, the terms of supply will be compared to those for the same or substantially the same types of transactions entered into between the Interested Person and unrelated third parties. The review procedures in such cases may include where applicable, reviewing the standard price lists provided by the Interested Person to its customers for such products or services;

(iii) the efficiencies and flexibilities derived by the CDL EAR Group in transacting with the Interested Person as compared with transacting with unrelated third parties; and

(iv) prevailing industry norms.

3.3.2 **Financial and Treasury Transactions**

(a) Placement of Funds

In relation to the placement with any Interested Person by the CDL EAR Group of its funds, the Company will require that quotations be obtained from such Interested Person and at least two principal bankers or financial institutions of the Group ("**Principal Bankers**") for rates offered by such Principal Bankers for deposits of an amount and currency and for a period equivalent to that of the funds to be placed by the CDL EAR Group. The CDL EAR Group will only place its funds with such Interested Person provided that the interest rate quoted is not less than the highest of the rates quoted by such Principal Bankers and after evaluating and taking into account any factor that may materially and adversely affect the credit standing of the Interested Person with whom the funds are to be placed by the CDL EAR Group or the risks associated in the placement of such funds with the Interested Person, and such other factors relevant for consideration.

(b) Borrowing of Funds

In relation to the borrowing of funds from any Interested Person by a company within the CDL EAR Group, the Company will require that quotations be obtained from such Interested Person and at least two bankers of the borrowing company within the CDL EAR Group for rates offered by such bankers for loans of an amount and currency and for a period equivalent to that of the funds to be borrowed by such borrowing company within the CDL EAR Group. The CDL EAR Group will only borrow funds from such Interested Person provided that the interest rate quoted is not more than the lowest of the rates quoted by such bankers.

(c) Foreign Exchange, Swaps and Options

In relation to foreign exchange, swap and option transactions with any Interested Person by the CDL EAR Group, the Company will require that rate quotations be obtained from such Interested Person and at least two Principal Bankers. The CDL EAR Group will only enter into such foreign exchange, swap and option transactions with such Interested Person provided that such rates quoted are no less favourable than the rates quoted by such Principal Bankers.

(d) Subscription of Debt Securities

In relation to the subscription by the CDL EAR Group of debt securities issued by the Interested Persons, the CDL EAR Group will only enter into the subscription of such debt securities provided that the price(s) at which the CDL EAR Group subscribes for such debt securities will not be higher than the price(s) at which such debt securities are subscribed for by unrelated third parties.

In relation to the issue of debt securities by the CDL EAR Group to Interested Persons, the CDL EAR Group will only issue such debt securities to Interested Persons provided that the price(s) at which the CDL EAR Group issues such debt securities will not be lower than the price(s) at which such debt securities are issued to unrelated third parties.

In addition to the foregoing, the following threshold limits will be applied to ensure further monitoring by the Group of the Financial and Treasury Transactions entered into by the CDL EAR Group:

Placement of Funds and Subscription of Debt Securities

Where the aggregate of the outstanding principal amount of funds placed with, and debt securities subscribed from, the same Interested Person (as such term is construed under Chapter 9) shall at any time exceed the equivalent of 10 per cent. of the consolidated shareholders' funds of the Group (based on its latest audited accounts), each subsequent placement of funds with, or subscription of debt securities from, the same Interested Person shall require the prior approval of the Audit Committee.

Where the aggregate of the outstanding principal amount of funds placed with, and debt securities subscribed from, the same Interested Person does not at any time exceed the limit set out above, the placement of funds with, and subscription of debt securities from, that Interested Person will not require the prior approval of the Audit Committee but shall be reviewed by the Audit Committee at its quarterly meetings.

3.3.3 A register will be maintained by the Group to record all Interested Person Transactions (and the basis including the quotations, if any and where relevant, obtained to support such basis on which they are entered into) which are entered into pursuant to the New Shareholders' Mandate.

The Company shall, on a quarterly basis, report to the Audit Committee on all Interested Person Transactions, and the basis of such transactions, entered into with Interested Persons during the preceding quarter. The Audit Committee shall review such Interested Person Transactions at its quarterly meetings except where such Interested Person Transactions are required under the review procedures to be approved by the Audit Committee prior to the entry thereof.

3.3.4 The annual internal audit plan shall incorporate a review of the established review procedures for the monitoring of Interested Person Transactions entered into pursuant to the New Shareholder's Mandate.

The Audit Committee shall review the internal audit report on Interested Person Transactions to ascertain that the established review procedures to monitor Interested Person Transactions have been complied with. If, during a review by the Audit Committee, the Audit Committee is of the view that the established review procedures are not sufficient or have become inappropriate, in view of changes to the nature of, or the manner in which, the business activities of the CDL EAR Group are conducted, it will take such actions as it deems appropriate and/or institute additional procedures as necessary to ensure that future transactions of a similar nature are on normal commercial terms and will not be prejudicial to the interests of the Company and the Minority Shareholders, and the Company will revert to the Shareholders for a fresh mandate based on new review procedures for transactions with Interested Persons.

For the purpose of the review process, if a member of the Audit Committee has an interest in the transaction to be reviewed by the Audit Committee, he will abstain from any decision making by the Audit Committee in respect of that transaction. Accordingly, where two members of the Audit Committee have an interest each in the transaction to be reviewed by the Audit Committee, the review of that transaction will be undertaken by the remaining member(s) of the Audit Committee.

4 CONCLUSION

In arriving at our opinion on whether the review procedures for determining the transaction prices of the Interested Person Transactions for purposes of the New Shareholders' Mandate, as set out in Section 6 of the Circular, are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and the Minority Shareholders, we have considered the following:-

(a) the Directors' rationale for, and the benefit accruing to the CDL EAR Group arising from, the New Shareholders' Mandate;

(b) the classes of Interested Persons and the categories of Interested Person Transactions to be covered by the New Shareholders' Mandate; and

(c) the review procedures for Interested Person Transactions.

Based on the analysis undertaken and subject to the qualifications and assumptions made herein, EYCF is of the opinion that the review procedures for determining the transactions prices of the Interested Person Transactions, as set out in Section 6 of the Circular, are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and the Minority Shareholders.

We have prepared this letter for the use of the Independent Directors in connection with, and for the purposes of their consideration of, the New Shareholders' Mandate. A copy of the letter may be reproduced in the Circular to be dated 28 April 2003.

Whilst a copy of this letter may be reproduced in the Circular, no other person may reproduce, disseminate or quote this letter (or part thereof) for any other purpose at any time and in any manner without the prior written consent of EYCF in each specific case. This opinion is governed by, and construed in accordance with, the laws of Singapore, and is strictly limited to the matters stated herein and does not apply by implication to any other matter.

Yours faithfully
For and on behalf of
Ernst & Young Corporate Finance Pte Ltd

Eric Wong
Director

CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of City Developments Limited (the "Company") will be held at M Hotel Singapore, Meeting Room 1, Basement 1, 81 Anson Road, Singapore 079908 on Thursday, 29 May 2003 at 10.00 a.m. or as soon thereafter following the conclusion of the Annual General Meeting of the Company to be held at 9.30 a.m. on the same day, whichever is later, for the purpose of considering and, if thought fit, passing with or without modifications, the following resolution which will be proposed as an Ordinary Resolution:

ORDINARY RESOLUTION

THAT:

(a) approval be and is hereby given for the Company, its subsidiaries and its associated companies over which the Company, its subsidiaries and/or its interested person(s), have control, or any of them, to enter into any of the transactions falling within the category of Interested Person Transactions set out in Section 5 of the Company's circular to Shareholders dated 28 April 2003 (the "Circular"), with any party who is of the class or classes of Interested Person described in Section 4 of the Circular, provided that such transactions are entered into in accordance with the review procedures for Interested Person Transactions as set out in Section 6 of the Circular (the "New Shareholders' Mandate");

(b) the New Shareholders' Mandate shall, unless revoked or varied by the Company in general meeting, continue to be in force until the conclusion of the Annual General Meeting of the Company to be held for the financial year ending 31 December 2003; and

(c) the Directors of the Company and each of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they or he may consider expedient or necessary or in the interests of the Company to give effect to the New Shareholders' Mandate and/or this Resolution.

By Order of the Board

Shufen Loh@Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Singapore
28 April 2003

Notes:

1. A member of the Company entitled to attend and vote at the above Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his behalf. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at the Company's registered office at 36 Robinson Road #04-01 City House, Singapore 068877 not less than 48 hours before the time fixed for the holding of the Extraordinary General Meeting.

This page has been intentionally left blank.

CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)

IMPORTANT

1. For investors who have used their CPF moneys to buy shares in the capital of City Developments Limited, this Circular is forwarded to them at the request of their CPF Approved Nominees and is sent FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by such CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

PROXY FORM

I/We* ____ (Name)

with NRIC Number/Passport Number*: ______________________________

of ____ (Address)

being a member/members* of City Developments Limited ("**CDL**" or the "**Company**") hereby appoint

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings (%)

and/or (delete as appropriate)

or failing him/her*, the Chairman of the Extraordinary General Meeting of the Company as my/our* proxy/proxies* to attend and to vote for me/us* on my/our* behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of CDL to be held at M Hotel Singapore, Meeting Room 1, Basement 1, 81 Anson Road, Singapore 079908 on Thursday, 29 May 2003 at 10.00 a.m. or as soon thereafter following the conclusion of the Annual General Meeting of the Company to be held at 9.30 a.m. on the same day at the same place, whichever is later, and at any adjournment thereof.

I/We* direct my/our* proxy/proxies* to vote for or against the Ordinary Resolution to be proposed at the Extraordinary General Meeting as indicated hereunder. If no specific direction as to voting is given or in the event of any other matter arising at the Extraordinary General Meeting, my/our* proxy/proxies* will vote or abstain from voting at the discretion of my/our* proxy/proxies*.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary Resolution as set out in the Notice of Extraordinary General Meeting).

Ordinary Resolution	For	Against
To approve the adoption of the New Shareholders' Mandate for Interested Person Transactions		

Dated this __________ day of __________________ 2003

Total number of Shares held

____

Signature(s) of Member(s) or Common Seal

* *Delete accordingly*

IMPORTANT: PLEASE READ NOTES OVERLEAF



NOTES:

1. Please insert the total number of Shares you hold. If you have Shares entered against your name in the Depository Register (as defined in the Companies Act), you should insert that number of Shares. If you have Shares registered in your name in the Register of Members of the Company, you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of such Shares. If you do not insert any number, we shall deem that the instrument appointing a proxy or proxies relate to all the Shares which you hold.

2. If any other proxy other than the Chairman of the Extraordinary General Meeting of the Company is to be appointed, please delete the words "the Chairman of the Extraordinary General Meeting of the Company" and insert the name and address of the proxy desired in the box provided. If the box is left blank or incomplete, the Chairman of the Extraordinary General Meeting of the Company shall be deemed to be appointed as your proxy.

3. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote on his behalf. Such proxy need not be a member of the Company.

4. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

5. The instrument appointing a proxy or proxies must be deposited at the Company's registered office at 36 Robinson Road #04-01, City House, Singapore 068877, not less than 48 hours before the time fixed for the holding of the Extraordinary General Meeting.

6. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of a director or an officer or attorney duly authorised.

7. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

8. The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of a member whose Shares are entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

Fold Here

EGM
Proxy Form

Affix
postage
stamp

The Secretary
CITY DEVELOPMENTS LIMITED
36 Robinson Road
#04-01 City House
Singapore 068877

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Defining Value

CITY DEVELOPMENTS LIMITED

Summary Report 2002

+Leadership+Service

Contents

Cover Rationale

The pearl is the oldest gem known to man - a symbol of purity, wisdom, beauty and wealth. The word "pearl" also signifies perfection and prestige, something ultimate and unsurpassable - an impeccable accomplishment.

By the same token, CDL properties are works of accomplishments, acknowledged for their fine designs, elegant finishes and innovative fittings. More importantly, CDL developments spell prestige, coveted for their retained value and impeccable quality - not unlike the esteem of possessing a rare and precious pearl.


Innovation + Quality

Value

CDL - YOUR BEST INVESTMENT IN PROPERTIES

For 40 years, City Developments Limited (CDL) has been in the forefront of Singapore's property industry. Today, CDL is an international property and hotel conglomerate with a track record of more than 15,000 fine homes, 5 million square feet of commercial space, and a portfolio of some 100 hotels.

Building on our solid foundation and experience, CDL is today synonymous with Innovation, Quality, Leadership and Excellent Service.

Driven by our commitment to create value for our shareholders and customers, we will make CDL Your Best Investment in Properties.

Five-Year Financial Summary

S$million	2002	2001 (restated)	2001	2000	1999	1998
Share Capital	401	401	401	401	401	401
Reserves	3,461	3,371	3,568	3,509	3,057	2,727
Share Capital and Reserves	3,862	3,772	3,969	3,910	3,458	3,128
Minority Interests	1,383	1,539	1,612	1,594	2,137	1,545
Total Liabilities	6,023	6,630	6,359	6,127	5,522	4,510
	11,268	11,941	11,940	11,631	11,117	9,183
Property, Plant and Equipment	7,397	7,701	7,701	7,492	7,345	6,047
Development Properties	2,178	2,337	2,337	2,058	1,547	1,245
Current & Other Assets	1,693	1,903	1,902	2,081	2,225	1,891
	11,268	11,941	11,940	11,631	11,117	9,183
Turnover	2,289	2,227	2,227	2,626	2,015	2,043
Profit before taxation (after associated companies and jointly controlled entities)	243	139	139	546	513	347
Profit after taxation and minority interests before extraordinary items	151	54	42	287	261	124
Net profit for the year	151	54	42	287	383	141
Proposed final dividend	47	47	45	45	45	45
Rate of dividend	15%	15%	15%	15%	15%	15%
Net Asset Backing Per S$0.50 Share	$4.82	$4.71	$4.93	$4.86	$4.28	$3.87
Earnings Per Share before extraordinary items	19 cents	7 cents	5 cents	36 cents	33 cents	16 cents
Earnings Per Share	19 cents	7 cents	5 cents	36 cents	48 cents	18 cents

Note: Figures for Year 2001 have been restated to conform with requirements arising from the implementation of *SAS12 (2001) - Income Taxes* during the year (refer Note 4 of the Summary Financial Statements for details). Comparative figures for other years have not been restated.

Financial Highlights

Turnover
S$million


2002
2,289
2001
2,227

Turnover by Activity
S$million


2002
43 202 1,492 552
2001
58 216 1,494 459

Property Development
Hotel Operations
Rental
Others

Turnover by Region
S$million


2002
157 974 1,158
2001
151 987 1,089

East and South East Asia
North America and Europe
Australia and New Zealand

Profit Before Taxation
S$million


2002
243
2001
139

Profit Before Taxation by Activity
S$million


2002
(10) 19 83 151
2001
(21) 22 78 60

Property Development
Hotel Operations
Rental
Others

Profit Before Taxation by Region
S$million


2002
28 27 188
2001
16 15 108

East and South East Asia
North America and Europe
Australia and New Zealand

Net Profit for the Year
S$million


2002
151
2001
(restated)
54

Proposed Final Dividend
S$million


2002
47
2001
47

Net Asset Backing Per Share
S$


2002
4.82
2001
(restated)
4.71

Earnings Per Share
cents


2002
19
2001
(restated)
7

Total Share Capital and Reserves
S$million


2002
3,862
2001
(restated)
3,772

Gross Assets
S$million


2002
11,268
2001
(restated)
11,941


Innovation

At CDL, a Culture of Innovation thrives. We create an environment where ideas flow and grow to fruition.

As the organisation progresses, we continuously set trends and benchmarks to create "Homes of the Future" to offer our homebuyers a lifestyle they aspire. Our pioneering Smart Homes and Eco-Homes, as well as our customer relationship programmes have earned us a reputation for being innovative and set us apart from the competition.

Highlights of the Year

January

- Royal Palm Resort, Millennium Hotels and Resorts' (M&C US Operations) first five-star luxury hotel in the Galapagos Islands (and located in the Galapagos National Park on Santa Cruz Island, Ecuador), welcomed its first guests to its 400-acre resort.
- CDL acquired a freehold residential development site at Butterworth Lane for $4.7 million.

February

- Final release of 145 units of the 598-unit Changi Rise Condominium in Simei Rise was well received.
- M Hotel, Millennium and Copthorne Hotel's "new-generation" business hotel was launched after a two-year refurbishment, costing $30 million.
- CDL clinched the Best Community Service (Excellence) and Best Public Relations Work (Merit) Awards at the IPRS' Public Relations in the Service of Mankind (PRISM) Awards.
- Phase 1 of Summerhill Condominium, a 406-unit freehold development, received its Temporary Occupation Permit (T.O.P.).

March

- FinanceAsia, a capital market magazine ranked CDL as one of Singapore's Best Managed Companies for the fifth time in 2001/2002.
- CDL and AIG Draycott Investment Limited, through a 50:50 joint venture company, Edenspring Properties Pte Ltd, acquired 17 apartment units at No. 7 Draycott Drive for $28.18 million.
- Millennium Hotels and Resorts joined LuxRes.com, the only online booking website designed for luxury hotels.

April

- CDL entered the prestigious FTSE4Good Index of Socially Responsible Firms, a new international index by the London Stock Exchange to recognise "socially responsible investments".
- Trellis Towers won the Building and Construction Authority (BCA) Construction Excellence Award for Residential Buildings.
- The Equatorial, CDL's first i-Home project achieved the year's highest score for BCA's Construction Quality Assessment System (CONQUAS).
- M&C appointed India's Bird Group to provide business development, sales and marketing representation in the Indian subcontinent for all M&C's hotels in the Asia Pacific region (including New Zealand).

May

- First phase of Goldenhill Villas enjoyed remarkable sales. Of the 42 units released, 70% were snapped up within the first week. The freehold landed housing development along Ang Mo Kio Ave 1 is a 83-unit enclave comprising 81 terrace houses and two semi-detached houses.
- CDL and American International Group (AIG) jointly acquired a 9,091 sqm 99-year leasehold "white site" at Marina Boulevard on a 50-50% basis, at a price of $288.9 million.
- M&C made a voluntary unconditional cash offer to acquire all the issued shares of Republic Hotels & Resorts Limited (RHR) not already owned by itself for the purpose of privatising RHR. RHR's properties include Copthorne King's Hotel Singapore, Copthorne Hotel Orchid Singapore, M Hotel Singapore, Orchard Hotel Singapore, Copthorne Orchid Penang, Millennium Hotel Sirih Jakarta, Seoul Hilton, The Heritage Hotel Manila and certain units in Tanglin Shopping Centre, Singapore.



Royal Palm Resort, Galapagos Islands



M Hotel Singapore



Changi Rise



Goldenhill Villas

June

- Seoul City Tower in the Central Business District of Chung-gu, Korea was almost 100% leased. It offers some 457,500 sq ft of rentable office space.
- CDL and the Singapore Environmental Council launched Project Eco-Office, a pioneering environmental awareness programme targetted at office workers. Over 450 companies were involved in this meaningful project.
- Phase 2 of Summerhill Condominium, a 406-unit freehold development, received its T.O.P.

July

- CDL acquired the remaining 40% share of Pacific Height Enterprises Company Limited, which owns Umeda Pacific Building in Osaka, Japan.

August

- Millennium Hotels and Resorts won the highly coveted Radius "Preferred Hotel Supplier of the Year" Award 2002.
- The Esparis executive condominium, a 274-unit development located at Pasir Ris Drive 4 was 60% sold within the first weekend of its launch.
- Summerhill Condominium and Goldenhill Villas won the Ministry of Manpower's Safety Performance Award (Merit).
- CDL ranked top 10 in the inaugural Systems, Applications and Products in data processing (SAP) Customer Excellence Award.

September

- CDL ranked as one of the Most Transparent Company in the Singapore's Securities Investors' Choice Awards.
- CDL was awarded the Singapore Health Bronze Award by the Ministry of Health.
- CDL received the Friends of the Arts Award 2002 for the sixth consecutive year for its commitment and support of the Arts by the National Arts Council.

November

- CDL was the first developer in Singapore to be conferred the BCA's Quality Mark Certification for excellent workmanship standards for The Equatorial. 100% units within the development received a certificate of quality.
- 153 units of Savannah CondoPark, CDL's pioneering eco-home concept was launched. The 99-year leasehold property sold more than 80% within a month
- MyeongDong Central in Seoul, Korea, which offers some 206,400 sq ft of rentable office space, was almost 100% leased.

December

- Soft opening of Millennium Hotel Sharjah in Dubai, M&C's second hotel in the United Arab Emirates.


Summerhill Condominium


Savannah CondoPark


Millennium Hotel Sharjah, UAE



Chairman's Statement

On behalf of the Board of Directors, I am pleased to report a profitable year for the City Developments Group.

Industry Review Despite the slow recovery of the Singapore economy from 2001, the residential property market enjoyed a good year in 2002. The first three quarters of the year saw relatively high transaction volumes. Following an increase in sales due to pent up demand at the beginning of the year, the third quarter saw another sharp increase when the government finally acceded to private sector appeal in the past few years, to allow CPF to be used for half of the mandatory 20% down payment for home purchases. However, these positive sentiments were dampened when the US started sending strong signals of an impending war with Iraq. The unfortunate terrorist bombing in Bali in October further aggravated the situation. This put a dent in the fourth quarter performance, reducing the sales volume to a mere 869 units, compared to the stellar performance of 2,346 units in the preceding quarter.

For the industry as a whole, almost 9,500 homes were sold in 2002 compared to a 10-year average of about 7,000 units. The figure almost broke the record of 9,565 units achieved in 1996 at the peak of the home buying rush.

Prices have more or less stabilized. The price index increased by 0.4% in the third quarter, after falling for the previous eight consecutive quarters. However, it dipped 0.3% in the last quarter in view of the uncertainties. For the whole year, the price fell by only 1.8% compared to a much steeper drop of 11.7% in Year 2001.

Group Performance In the year under review, the Group achieved a turnover of $2.29 billion for the year ended 31 December 2002 (2001: $2.23 billion) and recorded a pre-tax profit of $243.1 million (2001: $138.9 million). After making impairment provisions for investment and development properties of $42 million (2001: $101 million), the after-tax profit attributable to shareholders amounted to $151.2 million (restated 2001: $53.8 million). The increase in profit is mainly due to higher sales, lower provisions, and lower finance costs arising from reduced borrowings and lower interest rates.

The Group continued to be the only listed Singapore property company which adopted a conservative accounting policy of depreciating its investment properties. The total depreciation charge was $209.3 million (2001: $200.7 million).

Notwithstanding the conservative accounting policy and as a result of the improved performance, the Earnings Per Share of the Group increased from 6.71 cents to 18.88 cents. Net Assets Per Share based on book value increased from $4.71 to $4.82. Shareholders funds reached $3.86 billion as at 31 December 2002.

Residential The residential property sector was the largest contributor to the Group's profits. During the year, the Group and its associates (mainly Tripartite Developers Pte Ltd in which the Group has 1/3 share) sold more than 1,400 units.

More than 700 of the units were sold in the first half of 2002, the best selling projects being Goldenhill Park Condominium, Changi Rise Condominium and Goldenhill Villas. Against conventional industry practice, CDL launched the 274-unit The Esparis Executive Condominium in the seventh month of the lunar calendar, a traditionally quiet month for home sales. This timely launch proved to be a good move as more than 80% are sold to date. The Group's associate, Tripartite also launched Phase 1 of The Edelweiss and 78% of the 220 units launched has been sold. In

November, the Group unveiled the highly publicised Savannah CondoPark, Singapore's first theme park development in Changi. Of the 153 units launched in Phase 1, more than 80% have been sold.

The profits for these properties and other projects launched in the past two years are recognised on a progressive basis.

Office The office sector however, continued to face another challenging year, particularly in the second half of 2002. One of the main contributors to the problem was the big bulk of new office supply, targeted for completion between 2002 and 2004, which was released to the market in 2002, adding approximately 3.3 million square feet to the oversupply situation. Aggravated by the dismal economic outlook and looming war, office occupancy dipped by about 5% to 84.3%. Under the circumstances, some landlords reacted aggressively by waging a rate war and put further pressure on rentals causing it to fall by some 15%.

A further setback to the office sector came with the untimely announcement of the proposed Business Financial Centre ("BFC") in the Marina Bay area in August. This caused grave concern in the market and adversely affected sentiments in the sector.

The office sector also faced some competition from industrial landlords during the year. With the more flexible regulations, industrial space and big business parks, built primarily to house high technology industries to help them reduce operational costs, were allowed for use by the office sector. In the face of an economic slowdown, some office tenants, including MNCs took the opportunity to relocate to these suburban premises to save cost. Industrial landlords were able to offer far more attractive rentals made possible by the lower land costs in the suburbs. This unexpected competition further aggravated the occupancy level in the CBD.

Notwithstanding the stiff competition, CDL managed to maintain its office occupancy rate at about 87% through forward planning, more aggressive marketing and good landlord-tenant relationship. Overall rental revenues dropped by 6.8% for 2002. Comparing the industry's occupancy rate of 84.3%, and similar office occupancy levels worldwide, we are recording a relatively healthy level of occupancy.

Hotels Despite the ongoing economic and geopolitical risks, hotel values held up reasonably well in 2002.

Millennium & Copthorne Hotels' ("M&C") relatively good results for the year can be attributed to the prompt and effective measures taken to counter the turbulent and challenging economic conditions and the looming war in Iraq towards the last quarter, resulting in an 11% increase in its profit before tax. The factors contributing to this include stringent cost control initiatives, aggressive tactical marketing strategies, as well as the geographic spread of the Group's hotel properties in key gateway cities around the world. The group's quick decisive reaction to the interruption of business in New York City after 9/11 resulted in an increased market share in New York and London. We achieved yet another outstanding year in Australasia and saw satisfactory performance in Asia.

However, the actual contribution from M&C to the Group's profits is much lower than the results announced earlier in London. This is primarily due to the different accounting policy adopted at CDL Group level in respect of the depreciation of hotel properties. In arriving at the depreciation charge of the hotel properties, CDL used different estimated residual values from that of M&C. The estimated residual values used by CDL were those reflected in the underlying accounts of each of the companies in the Group. As a result, CDL Group recognised an additional depreciation charge of $53.6 million (2001: $54.7 million) during the year. The Board is currently reviewing the group accounting policy having regards to current best practices in the hotel industry and with a view to align the accounting policy of M&C and CDL Group.

Chairman's Statement

During the year, M&C embarked on a repositioning exercise, to create new concepts to revamp both the hardware and software of the global portfolio of M&C hotels to differentiate itself from other hotel chains. Such concepts are expected to provide long-term sustainable advantages for the Group and further enhance our existing brand assets and at the same time add value to our customers, investors and business partners. The blueprint for the repositioning exercise will be ready for implementation in stages, by 2004.

Current Year Prospects

Residential The looming Iraqi war, which eventually commenced on 20 March 2003, kept the buyers away in the first quarter of 2003. The problem was compounded by the substantial number of retrenchments in both the private and public sectors as a result of the uncertainties and ongoing restructuring of the economy.

The Group's plans to launch two new projects in the first half of 2003 have been delayed because of the war. These are The Pier at Robertson, the 201-unit hip and trendy development along the Singapore River and Mohamed Sultan Road, and the 280-unit Monterey Park in the West Coast. We will also carefully review the timing of the planned Phase 2 launch of the Savannah CondoPark as from experience, poorly timed launches usually result in lacklustre response and it would be difficult to revive interest in such projects without adjusting prices downward. With our financial strength, we have the ability to hold off a launch till market sentiments pick up. We believe this strategy will result in better sales and profitability. In addition, we will be able to recognise more profits from progressive billing based on stage of construction.

In 2001, price wars were rampant in the residential market, causing prices to suffer drastic cuts. Since then, the difficult market situation has prompted a couple of key competitors to shift their attention to the overseas market. This has eased the pressure on property prices, paving the way for a more stable and orderly market.

The government has done its part to help stabilise the market and curb oversupply of residential properties by extending the suspension of the Government Land Sales programme for another six months through to July 2003, subject to further review. In the light of the weak market conditions and ongoing Iraq war, we hope that the suspension of land sales would continue beyond July 2003.

Along with news of HDB's impending Corporatisation was the announcement that they would slow down the pace of construction of public housing and would only build to meet market demand. This is positive news for the industry as a whole, as it means that we are unlikely to see a repeat of the large oversupply of public housing in Singapore which often has a spill-over effect on the private sector.

The Group's main target in the residential sector is the generally active mass market which is currently less volatile and more resilient. With property prices at very low levels, this sector is likely to stage a much faster recovery in terms of volume and price when the market improves. It is noteworthy that, prior to the war, there were already some indications that regional investors are starting to enter the market again because of the relatively low prices and favourable interest rates.

Office Whilst the office sector may take some time to recover due to weak demand and uncertain prospects, some favourable factors are slowly emerging.

For new and existing businesses, the upside is that office rentals have dropped to an all-time low. From being one of the top 10 most expensive cities, Singapore has dropped to around the 40th position, making the nation a far more attractive and affordable city to conduct business. This, we hope, would reduce the vacancy rate island wide.

The office sector is historically and inextricably tied to the performance of the economy. In 2002, because of the economic slowdown, the government decided to defer plans to roll out the BFC till there are confirmed tenants to avoid aggravating the existing oversupply of office space. Earlier misconceptions about the BFC were clarified when it was explained that the objective of the BFC was to encourage international businesses to expand their operations or site their regional headquarters here. It was also made clear that Phase 1 of the BFC would not come onto the market until 2007. This brought some relief to concerns of oversupply.

Hotels Prospects for the hotel sector in 2003 will be challenging. In anticipation of the difficult operating environment ahead, M&C identified and sold, at the best of times, a couple of its non-core assets, namely the London staff hostel and a partly completed property in Suzhou, China for a profit of £6 million. These profits will make a positive contribution to the hotel's performance for the first half of 2003.

At the same time, we are capitalising on our expertise as an experienced property developer to identify and at the right time, take advantage of any real estate opportunities that are present in our hotel assets. We recently made the decision to convert part of the Millennium Sydney Hotel into a residential development. Pre-launch selling has commenced and the response has been very encouraging with about 50% of the units booked. The conversion will see an improved profit contribution compared to the much smaller contribution when we operated the property as a hotel. We will reap the benefits of this asset in the current year and beyond. As for the remaining tower, we will evaluate its best use in due course.

Despite the uncertainties, confidence in the hotel industry is still strong and is manifested by the keen interest shown in some hotel companies, such as the UK-based Six Continents Group and the Thistle Hotels, as well as the Chicago-based Strategic Hotel Capital.

City e-Solutions In response to the difficult economic environment, SWAN Holdings ("SWAN"), a subsidiary of City e-Solutions undertook several significant cost rationalization and business refocus initiatives in 2002. It focused its business development efforts on growing the hotel management and reservations distribution businesses and scaled down the risk management services during the year under review. These decisive measures have put the Group in a good position to build on our existing business base and grow our revenues.

Group Prospects Whilst the start of the Iraqi war initially created some stability for the market, the days ahead are unclear. A long and protracted war would affect the worldwide economy including Singapore. Given the current uncertainties, it is difficult at this stage to predict the Group's performance in 2003 but we expect that we will continue to operate profitably.

Acknowledgements On behalf of the Board, I would like to thank the Management and staff for their hard work and commitment in the past year, and look forward to their continued dedication in this uncertain external political and economic environment. Most importantly, we would like to express our sincere appreciation to all our shareholders, customers, tenants and business associates for their invaluable support.

KWEK LENG BENG
Executive Chairman
26 March 2003


eadersh

Strong financials and a good track record in property development attest to a strong and capable leadership at the helm of CDL. We have been profitable since 1978.

With CDL's team of dedicated and experienced professionals, we will continue to set standards and deliver our value promise to shareholders, homebuyers, tenants and the community alike. We do so because we believe in making CDL Your Best Investment.

Board of Directors



Kwek Leng Beng Appointed as Director and Executive Chairman of CDL since 1 October 1969 and 1 January 1995 respectively, Mr Kwek was last re-elected on 2 June 2000. He also sits on the Nominations and Remuneration Committees of CDL.

Mr Kwek is the Chairman of London listed Millennium & Copthorne Hotels plc (M&C) and Hong Leong Asia Ltd (HLA). He is also the Chairman and Managing Director of Hong Leong Finance Limited (HLF), Target Realty Limited (TRL) and Hong Kong listed City e-Solutions Limited (CES).

Mr Kwek holds a law degree, LL.B. (London) and is also a fellow of The Institute of Chartered Secretaries and Administrators. He was conferred an Honorary Doctorate of Business Administration in Hospitality Management by Johnson & Wales University of Rhode Island in 1998 and an Honorary Degree from Oxford Brookes University, UK in 2000.

A member of the Singapore-US Business Council since 1995, Mr Kwek is also a member of the Sub-Committee on Entrepreneurship and Internationalisation which is part of the Government's Economic Review Committee. He is also a Patron of the Real Estate Development Association of Singapore.

Mr Kwek is a member of the Board of Trustees of Singapore Management University.



Kwek Leng Joo Appointed as Director and Managing Director of CDL since 8 February 1980 and 1 January 1995 respectively, Mr Kwek also sits on the boards of HLF, M&C and CES. He previously served on the boards of Neptune Orient Lines Limited (until December 2000) and TRL (until August 2001).

Mr Kwek holds a Diploma in Financial Management and has extensive experience in property development and investment.

President of the Singapore Chinese Chamber of Commerce & Industry, Mr Kwek is also a Vice Chairman of the Singapore Business Federation and Vice President of the ASEAN Chamber of Commerce & Industry. His other appointments include Chairmanship of Sun Yat Sen Nanyang Memorial Hall Company Limited and the Board of Trustees of the National Youth Achievement Award Council.



Tan I Tong Appointed a Director of CDL since 28 April 1973, Mr Tan was re-appointed a Director on 29 May 2002 pursuant to Section 153(6) of the Companies Act, Chapter 50.

Mr Tan has more than 20 years of experience in the finance business and is the Group Executive Director of HLF and also sits on the board of HLA. He was previously a Director of NatSteel Ltd (until January 2003).



Chee Keng Soon Appointed a Director of CDL since 29 March 1995, Mr Chee was last re-elected on 30 May 2001. He is also the Chairman of the Audit, Nominations and Remuneration Committees of CDL.

Mr Chee also sits on the boards of SembCorp Marine Ltd and Inland Revenue Authority of Singapore. He previously served as Chairman of the board of Jurong Engineering Ltd (until June 2002). Mr Chee holds a Bachelor of Arts (Honours) degree in Geography from University of Malaya.



Sim Miah Kian Appointed a Director of CDL since 1 October 1969, Mr Sim was last re-appointed a Director on 29 May 2002 pursuant to Section 153(6) of the Companies Act, Chapter 50.

Mr Sim has more than 20 years of experience in the finance business and is an Executive Director of HLF. He also sits on the boards of TRL and various property development companies within the Hong Leong Group.



Chow Chiok Hock Appointed a Director of CDL since 1 October 1969, Mr Chow was last re-elected on 2 June 2000.

He also sits on the boards of Hong Leong Holdings Limited and other companies in the Hong Leong Group. Mr Chow has extensive experience in real estate and has been involved in managing the development of the Grand Hyatt Taipei.



Ong Pang Boon Appointed a Director of CDL since 12 April 1985, Mr Ong was last re-appointed a Director on 29 May 2002 pursuant to Section 153(6) of the Companies Act, Chapter 50.

He also sits on the boards of Hong Leong Holdings Limited and Singapura Finance Limited (formerly known as Singapura Building Society) and several companies within the Hong Leong Group.

Mr Ong holds a Bachelor of Arts (Honours) degree from University of Malaya and has extensive experience in the real estate and hotel businesses.



Foo See Juan Appointed a Director of CDL since 2 June 1986, Mr Foo was last re-elected on 29 May 2002. He also sits on the Audit and Nominations Committees.

Mr Foo holds a Bachelor of Law degree from the National University of Singapore and is a partner of a law firm. He previously served on the board of CES (until May 2001) and presently sits on the boards of various companies in the CDL Group.



Kwek Leng Peck Appointed a Director of CDL since 1 August 1987, Mr Kwek was last re-elected on 30 May 2001.

He also sits on the boards of HLA, HLF, TRL, CES, M&C and New York-listed China Yuchai International Limited.

Mr Kwek holds a Diploma in Accountancy and has over 22 years of experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management.



Han Vo-Ta Appointed a Director of CDL since 20 September 1988, Mr Vo-Ta was last re-elected on 3 June 1999. He also sits on the Audit Committee of CDL.

Mr Vo-Ta holds Bachelor of Science and Master of Science degrees in Management from Massachusetts Institute of Technology and also sits on the boards of various companies in the Hong Leong Group.



Tang See Chim Appointed a Director of CDL since 28 August 1995, Mr Tang was last re-elected on 29 May 2002. He also sits on the Audit and Remuneration Committees of CDL.

Mr Tang, an Advocate & Solicitor of the Supreme Court of Singapore and a Barrister-at-law, Middle Temple, is presently the Consultant with the law firm of David Lim & Partners, Singapore. He also holds a Bachelor of Science (Honours) degree in Economics.

Mr Tang also sits on the boards of G K Goh Holdings Limited, Hup Seng Huat Co. Ltd., Prima Limited and New Toyo International Holdings Ltd.

His other appointments include Chairmanship of the Disciplinary Committee established under the Legal Profession Act Singapore, honorary legal adviser to Ren Ci Community Hospital, Singapore Hospice Council and Nanyang Girls' High School.



Placing customer satisfaction as our key objective, CDL is the first private developer to harness the use of technology to provide an integrated Customer Relationship Management (CRM) programme.

CRM has enabled us to deliver premium service standards, underpinning our belief that service quality is key to sustaining a long-term relationship with our customers.

Property Portfolio Analysis

Landbank

Analysis by Sector
Total: 3.88 million sq ft



74%
9%
9%
3%

Analysis by Tenure
Total: 3.88 million sq ft



99%
1%

(FH/999-year Leasehold)

(99-year Leasehold & Below)



74%
8%
9%
9%

Freehold/999-year Leasehold Breakdown by Sector
Total: 3.83 million sq ft

Analysis by Development Stage
Total: 3.88 million sq ft



70%
10%
10%
10%

Planning Stage Breakdown by Sector
Total: 3.41million sq ft



88%
12%

(Planning Stage)

(Under Construction)



97%
3%

Under Construction Breakdown by Sector
Total: 0.47 million sq ft

Residential  Commercial & Hotel Projects  Industrial  Residential-Overseas

Property Portfolio Analysis

Investment Properties

Analysis by Sector
Total Lettable Area: 4.81 million sq ft


56%
23%
13%
7%
1%

Analysis by Tenure
Total Lettable Area: 4.81 million sq ft


59%
23%
8%
9%
1%

Freehold/999-year Leasehold
Breakdown by Sector
Total Lettable Area: 3.85 million sq ft


80%
20%

(FH/999-year Leasehold)

(99-year Leasehold & Below)


47%
18%
33%
2%

99-year Leasehold & Below
Breakdown by Sector
Total Lettable Area: 0.96 million sq ft


Office
Industrial
Retail
Residential
Others

Corporate Structure as at 1 April 2003

Hong Leong Group Singapore

City Developments Limited*
53 Subsidiary Companies
33 Associated Companies

(52%) City e-Solutions Limited*
7 Subsidiary Companies

(53%) Millennium & Copthorne Hotels plc*

Asia

Republic Hotels & Resorts Limited[1] (100%)
18 Subsidiary Companies

Grand Plaza Hotel Corporation* (61%)[2]
1 Associated Company

- 14 Subsidiary Companies
- 12 Associated Companies

Australasia

CDL Hotels Holdings New Zealand Limited (100%)

CDL Hotels New Zealand Limited* (70%)

- Kingsgate International Corporation Limited* (51%)
  9 Subsidiary Companies
  - 1 Subsidiary Company
- CDL Investments New Zealand Limited* (60%)
  4 Subsidiary Companies
- 10 Subsidiary Companies

Europe

- 38 Subsidiary Companies
- 1 General Partnership

North America

- 48 Subsidiary Companies
- 1 Associated Company
- 16 Limited Liability Corporations
- 19 Limited Partnerships
- 4 General Partnerships

Notes:
1. Held through a wholly-owned subsidiary company of Millennium & Copthorne Hotels plc ("M&C")
2. Held through a 60% subsidiary company of M&C and a wholly-owned subsidiary company of Republic Hotels & Resorts Limited

*Listed Companies

Corporate Information

Board of Directors
Executive
Kwek Leng Beng *(Executive Chairman)*
Kwek Leng Joo *(Managing Director)*

Non-Executive
Tan I Tong
Chee Keng Soon *(Independent)*
Sim Miah Kian
Chow Chiok Hock
Ong Pang Boon
Foo See Juan *(Independent)*
Kwek Leng Peck
Han Vo-Ta *(Independent)*
Tang See Chim *(Independent)*

Audit Committee
Chee Keng Soon *(Chairman)*
Foo See Juan
Han Vo-Ta
Tang See Chim

Nominations Committee
Chee Keng Soon *(Chairman)*
Kwek Leng Beng
Foo See Juan

Remuneration Committee
Chee Keng Soon *(Chairman)*
Kwek Leng Beng
Tang See Chim

Secretaries
Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong

Registrars and Transfer Office
M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906
Tel: 6227 6660

Registered Office
36 Robinson Road
#04-01 City House
Singapore 068877
Tel: 6877 8228
Facsimile: 6225 4959

Auditors
KPMG
Certified Public Accountants, Singapore
16 Raffles Quay
#22-00 Hong Leong Building
Singapore 048581
(Partner-in-charge: Chay Fook Yuen, appointment commenced from the audit of the financial statements for the year ended 31 December 2000)

Principal Bankers
ABSA Bank Limited
Australia and New Zealand Banking Group Limited
BNP Paribas
Bank of America
Bank of China
Bayerische Landesbank
Citibank, N.A.
Commerzbank Aktiengesellshaft
Credit Agricole Indosuez
Credit Industriel et Commercial
Credit Lyonnais
Industrial and Commercial Bank of China
Mizuho Corporate Bank Ltd
Norddeutsche Landesbank Girozentrale
Oversea-Chinese Banking Corporation Limited
Standard Chartered Bank
The Bank of Nova Scotia
The Bank of Tokyo-Mitsubishi, Ltd
The Development Bank of Singapore Ltd
The Hongkong and Shanghai Banking Corporation Limited
The Royal Bank of Scotland plc
Sumitomo Mitsui Banking Corporation
UFJ Bank Limited
Unicredito Italiano S.p.A
United Overseas Bank Limited


Quality

Quality is our Priority. CDL's unwavering commitment to delivering quality projects has won us many industry accolades and the trust of homebuyers.

Our track record includes 100% Quality Mark certification for our newly completed projects, industry-high CONQUAS scores, and numerous Buildability, Construction and Safety Awards.

We will strive to push the boundaries of current quality standards to achieve even higher standards for our future projects.

Financial Contents

Summary Financial Statement

Important Note

The Summary Financial Statement as set out on pages 25 to 47 contains only a summary of information in the Directors' Report and financial statements of the Company's Annual Report. It does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Company and of the Group. For further information, the full financial statements, Auditors' Report on those statements and the Directors' Report in the Annual Report should be consulted. Shareholders may request for a copy of the Annual Report at no cost. Please use the Request Form at the end of this Summary Financial Statement.

All amounts are in Singapore dollars unless otherwise stated.

Summary Directors' Report

Directors

The directors in office at the date of this report are as follows:

Kwek Leng Beng	(Executive Chairman)
Kwek Leng Joo	(Managing Director)
Tan I Tong	
Chee Keng Soon	
Sim Miah Kian	
Chow Chiok Hock	
Ong Pang Boon	
Foo See Juan	
Kwek Leng Peck	
Han Vo-Ta	
Tang See Chim	

Principal Activities

The principal activities of the Company during the financial year are those of property developer and owner, investment holding and hotel owner.

The principal activities of the subsidiaries during the financial year are those of property developers and owners, club operator, investment in properties and in shares, property management, project management and consultancy services, hotel owners and operators, and provider of information technology and procurement services.

There have been no significant changes in the activities of the Group or of the Company during the financial year.

Summary Directors' Report

Acquisitions and Disposals of Interests in Subsidiaries

(a) There were the following acquisitions of interests in subsidiaries during the financial year:

Name of Subsidiary	Consideration	Net Tangible Assets Acquired	Percentage of Equity Acquired
	$'000	$'000	%
By Subsidiaries			
(i) City Elite Pte Ltd (acquired by Harrow Entertainment Pte Ltd)	#	#	30
(ii) Pacific Height Enterprises Company Limited (acquired by Union Chain Investment Limited)	#	#	40
(iii) Republic Hotels & Resorts Limited (acquired by M&C Hotels Holdings Limited) *	*	*	100

\# Less than $1,000.
* Please see the note on "Acquisition of Republic Hotels & Resorts Limited".

(b) The following subsidiaries were incorporated during the financial year:

Name of Subsidiary	Cost of Investment	Percentage of Equity Held
	$'000	%
By Subsidiaries		
(i) M&C Hotels Holdings Limited (formerly known as Chamberfrost Limited) (incorporated by Millennium & Copthorne Hotels plc)	315,448	100
(ii) Edenspring Properties Pte Ltd (formerly known as Hewison Investments Pte. Ltd.) (incorporated by Golden Rajah Restaurant (Private) Limited) **	#	100

\# Less than $1,000.
** The subsidiary became a jointly controlled entity following an allotment of shares to a joint venture party during the financial period.

Summary Directors' Report

Acquisitions and Disposals of Interests in Subsidiaries (cont'd)

(c) The following subsidiaries were de-registered or dissolved during the financial year:

- (i) Landcorp Realty Limited
- (ii) Bradenton Hotel Limited Partnership
- (iii) Minneapolis Hotel Limited Partnership
- (iv) Copthorne Hotels & Resorts Pty Ltd
- (v) AMEGA Employees, Inc.

There were no acquisitions or disposals of any other subsidiaries during the financial year.

Acquisition of Republic Hotels & Resorts Limited

On 17 June 2002, M&C Hotels Holdings Limited ("M&CHHL" or the "Offeror"), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc ("M&C Hotels"), made a voluntary unconditional cash offer (the "Offer") to acquire all the issued and fully paid-up shares of Republic Hotels & Resorts Limited ("RHR") at the offer price of $1.30 in cash for each RHR share.

By 28 June 2002, M&CHHL had received pursuant to the Offer acceptances in respect of an aggregate of 452,451,107 RHR shares representing approximately 90.30% of the issued and paid-up share capital of RHR. These acceptances include the acceptances in respect of an aggregate of 425,529,807 RHR shares representing 84.93% of the issued and paid-up share capital of RHR, held by TOSCAP Limited and ATOS Holding AG, subsidiaries of M&C Hotels.

On 28 August 2002, M&CHHL exercised its right of compulsory acquisition, pursuant to Section 215(1) of the Companies Act, Chapter 50, and acquired the remaining shareholdings in RHR. As of that date, RHR became a wholly-owned subsidiary of the Offeror and was subsequently delisted from the Official List of the Singapore Exchange Securities Trading Limited on 2 September 2002. The acquisition of 15.07% of the issued and paid-up share capital of RHR pursuant to the above exercise was for a total consideration of $98.8 million and the net tangible assets acquired was $153.0 million.

Arrangements to Enable Directors to Acquire Shares or Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangements whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Summary Directors' Report

Directors' Interests in Shares or Debentures

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, share options and/or debentures of the Company or of related corporations either at the beginning or at the end of the financial year. The directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the immediate and ultimate holding company of the Company.

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50, particulars of interests of directors who held office at the end of the financial year and their spouses and infant children in shares and/or share options in the Company and in related corporations are as follows:

	Holdings in which the director, his spouse and infant children have a direct interest		Other holdings in which the director is deemed to have an interest	
	At beginning of the year	At end of the year	At beginning of the year	At end of the year
The Company				
Shares of $0.50 each				
Tan I Tong	10,467	10,467	-	-
Immediate and Ultimate Holding Company				
Hong Leong Investment Holdings Pte. Ltd.				
Shares of $100 each				
Kwek Leng Beng	2,320	2,320	68,596	68,596
Kwek Leng Joo	1,290	1,290	-	-
Kwek Leng Peck	304	304	-	-
Subsidiaries				
City e-Solutions Limited				
Shares of HK$1 each				
Kwek Leng Beng	3,286,980	3,286,980	-	-
Kwek Leng Joo	1,436,000	1,436,000	-	-
Tan I Tong	287,200	287,200	-	-
Kwek Leng Peck	2,082,200	2,082,200	-	-
Foo See Juan	8,363	8,363	-	-
CDL Hotels New Zealand Limited				
Shares with no par value				
Kwek Leng Beng	3,000,000	3,000,000	-	-
Republic Hotels & Resorts Limited				
Shares of $1 each				
Kwek Leng Beng	428,800	-	-	-
Tan I Tong	24,480	-	-	-
Sim Miah Kian	80,000	-	-	-
Foo See Juan	50,000	-	-	-

Summary Directors' Report

Directors' Interests in Shares or Debentures (cont'd)

	Holdings in which the director, his spouse and infant children have a direct interest		Other holdings in which the director is deemed to have an interest	
	At beginning of the year	At end of the year	At beginning of the year	At end of the year
Related Corporations				
Hong Leong Finance Limited (formerly known as Hong Leong Singapore Finance Limited)				
Shares of $1 each				
Kwek Leng Beng	4,603,567	4,603,567	-	-
Kwek Leng Joo	703,610	703,610	-	-
Tan I Tong	329,410	329,410	-	-
Sim Miah Kian	2,086,019	2,086,019	-	-
Kwek Leng Peck	517,359	517,359	-	-
Foo See Juan	44,981	44,981	-	-
Options to subscribe for the following number of shares of $1 each under the Hong Leong Finance Share Option Scheme 2001				
Kwek Leng Beng	-	600,000	-	-
Tan I Tong	-	225,000	-	-
Sim Miah Kian	-	80,000	-	-
Target Realty Limited				
Shares of $0.05 each				
Kwek Leng Beng	2,777,820	2,777,820	-	-
Kwek Leng Joo	457,776	457,776	-	-
Tan I Tong	210,756	210,756	-	-
Sim Miah Kian	1,454,776	1,454,776	-	-
Kwek Leng Peck	336,600	336,600	-	-
Foo See Juan	13,000	13,000	-	-
Hong Leong Holdings Limited				
Shares of $1 each				
Kwek Leng Beng	259,000	259,000	-	-
Kwek Leng Joo	210,000	210,000	-	-
Tan I Tong	1,000	1,000	-	-
Chow Chiok Hock	1,000	1,000	-	-
Kwek Leng Peck	381,428	381,428	-	-

Summary Directors' Report

Directors' Interests in Shares or Debentures (cont'd)

	Holdings in which the director, his spouse and infant children have a direct interest		Other holdings in which the director is deemed to have an interest	
	At beginning of the year	At end of the year	At beginning of the year	At end of the year
<u>Related Corporations</u> (cont'd)				
Hong Leong Asia Ltd.				
<u>Shares of $0.20 each</u>				
Tan I Tong	1,000	1,000	-	-
Options to subscribe for the following number of shares of $0.20 each under <u>the Hong Leong Asia Share Option Scheme 2000</u>				
Kwek Leng Beng	600,000	600,000	-	-
Kwek Leng Peck	1,000,000	1,000,000	-	-
Hong Realty (Private) Limited				
<u>Shares of $1,000 each</u>				
Kwek Leng Beng	1,110	1,110	-	-
Kwek Leng Joo	510	510	-	-
Kwek Leng Peck	150	150	-	-
NIN Investment Holdings Pte Ltd				
<u>Shares of $100 each</u>				
Kwek Leng Beng	100	-	-	-
Euroform (S) Pte. Limited				
<u>Shares of $1 each</u>				
Kwek Leng Joo	50,000	50,000	-	-
Sun Yuan Holdings Pte Ltd				
<u>Shares of $0.20 each</u>				
Kwek Leng Beng	15,000,000	15,000,000	-	-
Tan I Tong	-	-	10,875,000	10,875,000

There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2003.

Summary Directors' Report

Directors' Interests in Contracts

During the financial year, the Company and/or its related corporations have in the normal course of business entered into transactions with directors and affiliated parties, being related parties and parties in which some of the directors are deemed to have an interest. Such transactions may comprise loans, deposits or provision of corporate financial advisory services, purchase and sale of production and construction materials, purchase and sale of industrial and consumer products, purchase and sale of investments, purchase, sale and lease of properties, property management, property maintenance services, insurance and other transactions, shares/securities broking services, hotel and hotel related transactions, procurement services, information technology services, e-commerce and e-commerce related transactions, management and consultancy services or other transactions carried out on normal commercial terms and in the normal course of the business of the Company and/or its related corporations.

However, the directors have neither received nor will they become entitled to receive any benefit arising out of these transactions other than those which they may be entitled as customers, suppliers, directors and members of these corporations.

Except as disclosed above, and in the accompanying financial statements, and except for remuneration and professional fees received from the related corporations, since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company and/or its related corporations with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

Share Options

By the Company

Details of the City Developments Share Option Scheme 2001 (the "Scheme") were set out in the Directors' Report for the year ended 31 December 2000. No options have so far been granted under the Scheme.

By Subsidiary

The Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme was approved by shareholders of Millennium & Copthorne Hotels plc on 21 May 2002, details of which are set out in the Annual Report for the year ended 31 December 2002.

The Millennium & Copthorne Hotels Executive Share Option Scheme and the Millennium & Copthorne Hotels Sharesave Scheme, details of which were set out in the Directors' Report for the year ended 31 December 1996, continue to be in operation.

Summary Directors' Report

Share Options Granted

During the financial year, there were no options granted by the Company to any person to take up unissued shares in the Company.

Options granted by a subsidiary during the financial year were as follows:

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme

(i) Millennium & Copthorne Hotels Executive Share Option Scheme

Particulars of the options granted to subscribe for ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc are as follows:

Date Granted	Granted During the Year	Exercise Price Per Share	Exercise Period
		£	
Part A			
15.03.2002	119,938	3.2250	15.03.2005 – 14.03.2012
Part B			
15.03.2002	588,442	3.2250	15.03.2005 – 14.03.2009

(ii) Millennium & Copthorne Hotels Sharesave Scheme

Particulars of the options granted to subscribe for ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc are as follows:

Date Granted	Granted During the Year	Exercise Price Per Share	Exercise Period
		£	
21.05.2002	91,180	2.92000	01.07.2005 – 01.01.2006
21.05.2002	53,484	2.92000	01.07.2007 – 01.01.2008

Summary Directors' Report

Share Options Exercised

During the financial year, there were no shares issued by virtue of any exercise of option to take up unissued shares of the Company.

The following options in a subsidiary were exercised during the financial year:

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme

(i) *Millennium & Copthorne Hotels Executive Share Option Scheme*

100,000 ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc were issued at the following exercise price following the exercise of the subscription rights as set out in the Millennium & Copthorne Hotels Executive Share Option Scheme:

Exercised During the Year	Exercise Price per Share
	£
Part B	
100,000	2.2650

(ii) *Millennium & Copthorne Hotels Sharesave Scheme*

11,651 ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc were issued at the following exercise price following the exercise of the subscription rights as set out in the Millennium & Copthorne Hotels Sharesave Scheme:

Exercised During the Year	Exercise Price per Share
	£
10,955	2.83138
696	3.86748

Summary Directors' Report

Unissued Shares Under Option

At the end of the financial year, there were no unissued shares of the Company under option.

Unissued shares of a subsidiary under options at the end of the financial year were as follows:

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme

(i) *Millennium & Copthorne Hotels Executive Share Option Scheme*

Particulars of the options to subscribe for the following number of ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc at the respective exercise price per share are as follows:

Date Granted	Balance at beginning of year	Granted during the year	Forfeited during the year	Balance at end of year	Exercise price per share	Exercise Period
					£	
Part A						
24.04.1996	25,305	-	12,081	13,224	2.4830	24.04.1999-23.04.2006
05.03.1998	13,018	-	-	13,018	4.6087	05.03.2001-04.03.2008
05.03.1999	4,139	-	-	4,139	4.8321	05.03.2002-04.03.2009
19.11.1999	7,526	-	-	7,526	3.9856	19.11.2002-18.11.2009
17.03.2000	45,722	-	8,955	36,767	3.3500	17.03.2003-16.03.2010
23.10.2000	7,594	-	-	7,594	3.9500	23.10.2003-22.10.2010
20.03.2001	88,080	-	-	88,080	4.3500	20.03.2004-19.03.2011
26.09.2001	13,200	-	-	13,200	2.2650	26.09.2004-25.09.2011
15.03.2002	-	119,938	16,589	103,349	3.2250	15.03.2005-14.03.2012
	204,584	119,938	37,625	286,897		

Summary Directors' Report

Unissued Shares Under Option (cont'd)

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme (cont'd)

(i) *Millennium & Copthorne Hotels Executive Share Option Scheme (cont'd)*

Date Granted	Balance at beginning of year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of year	Exercise price per share	Exercise Period
						£	
Part B							
24.04.1996	173,052	-	-	84,568	88,484	2.4830	24.04.1999-23.04.2003
07.03.1997	191,929	-	-	56,063	135,866	3.6084	07.03.2000-06.03.2004
05.03.1998	117,158	-	-	-	117,158	4.60875	05.03.2001-04.03.2005
02.04.1998	65,995	-	-	12,257	53,738	4.9527	02.04.2001-01.04.2005
05.03.1999	163,284	-	-	17,660	145,624	4.8321	05.03.2002-04.03.2006
19.11.1999	47,670	-	-	-	47,670	3.9856	19.11.2002-18.11.2006
17.03.2000	347,529	-	-	6,187	341,342	3.3500	17.03.2003-16.03.2007
23.10.2000	5,570	-	-	-	5,570	3.9500	23.10.2003-22.10.2007
14.03.2001	248,235	-	-	-	248,235	4.3250	14.03.2004-13.03.2008
20.03.2001	257,799	-	-	21,661	236,138	4.3500	20.03.2004-19.03.2008
26.09.2001	207,550	-	100,000	-	107,550	2.2650	26.09.2004-25.09.2008
04.12.2001	153,787	-	-	-	153,787	2.7350	04.12.2004-04.12.2008
15.03.2002	-	588,442	-	18,604	569,838	3.2250	15.03.2005-14.03.2009
	1,979,558	588,442	100,000	217,000	2,251,000		

Summary Directors' Report

Unissued Shares Under Option (cont'd)

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme (cont'd)

(ii) Millennium & Copthorne Hotels Sharesave Scheme

Particulars of the options to subscribe for the following number of ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc at the respective exercise price per share are as follows:

Date Granted	Balance at beginning of year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of year	Exercise price per share	Exercise Period
						£	
23.04.1996	9,043	-	-	9,043	-	1.98286	01.06.2001-01.12.2001*
09.05.1997	52,695	-	10,955	1,217	40,523	2.83138	01.07.2002-01.01.2003
05.05.1998	16,831	-	-	16,831	-	3.97466	01.07.2001-01.01.2002
05.05.1998	18,728	-	-	3,638	15,090	3.97466	01.07.2003-01.01.2004
05.05.1999	24,893	-	696	5,286	18,911	3.86748	01.07.2002-01.01.2003
05.05.1999	27,300	-	-	4,355	22,945	3.86748	01.07.2004-01.01.2005
09.05.2000	64,305	-	-	13,874	50,431	3.10000	01.07.2003-01.01.2004
09.05.2000	30,009	-	-	4,458	25,551	3.10000	01.07.2005-01.01.2006
08.05.2001	100,162	-	-	21,550	78,612	3.13600	01.07.2004-01.01.2005
08.05.2001	58,423	-	-	13,343	45,080	3.13600	01.07.2006-01.01.2007
21.05.2002	-	91,180	-	8,260	82,920	2.92000	01.07.2005-01.01.2006
21.05.2002	-	53,484	-	1,133	52,351	2.92000	01.07.2007-01.01.2008
	402,389	144,664	11,651	102,988	432,414		

* The Rules of the Millennium & Copthorne Hotels Sharesave Scheme (the "Sharesave Scheme") allow option holders to suspend up to six monthly payments under their savings contract, in which case the completion of the savings contract is delayed until the contracted payments are made in full. The effect of this rule resulted in the reported balance of options outstanding at the beginning of the year in respect of the Sharesave Scheme. Subsequent to the beginning of the year this balance has been eliminated in accordance with the Rules of the Sharesave Scheme.

The options granted by the subsidiary do not entitle the holders of the options, by virtue of such holding, to any rights to participate in any share issue of any other company.

Summary Directors' Report

Ability to Meet Obligations

No contingent liability or other liability of the Group or of the Company has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

Other Circumstances Affecting the Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the full Directors' Report or the full financial statements for the year ended 31 December 2002 which would render any amount stated in the financial statements of the Group or of the Company misleading.

Unusual Items

In the opinion of the directors, no item, transaction or event of a material and unusual nature has substantially affected the results of the operations of the Group or of the Company during the financial year.

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group or of the Company for the financial year in which this report is made.

Audit Committee

The members of the Audit Committee at the date of this report are:

Chee Keng Soon (Chairman)
Foo See Juan
Han Vo-Ta
Tang See Chim

The Summary Financial Statement set out on pages 25 to 47 was approved by the Board of Directors and was signed on its behalf by :

KWEK LENG BENG
Executive Chairman

KWEK LENG JOO
Managing Director

Singapore
26 March 2003

Auditors' Statement

to the Members of City Developments Limited

We have examined the Summary Financial Statement as set out on pages 40 to 47, which have been prepared by the directors of City Developments Limited.

In our opinion, the Summary Financial Statement is consistent in all material aspects with the full financial statements and the Directors' Report of City Developments Limited for the year ended 31 December 2002 and complies with the requirements of Section 203A of the Companies (Amendment) Act 1995, and the regulations made thereunder, applicable to a Summary Financial Statement.

In our Auditors' report dated 26 March 2003, which is reproduced below, we expressed an unqualified opinion on the financial statements of the Company and its subsidiaries:

"Report of the Auditors to the Members of City Developments Limited

We have audited the consolidated financial statements of the Group and the financial statements of the Company for the year ended 31 December 2002 as set out on pages 74[1] to 166[1]. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the "Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

  (i) the state of affairs of the Group and of the Company as at 31 December 2002 and of the results and changes in equity of the Group and of the Company and of the cash flows of the Group for the year ended on that date; and

  (ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements and consolidated financial statements;

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by those subsidiaries incorporated in the Republic of Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Auditors' Statement

to the Members of City Developments Limited

We have considered the financial statements and auditors' reports of all the subsidiaries of which we have not acted as auditors and the financial statements of the subsidiaries for which an audit is not required by the laws in their countries of incorporation, being financial statements that have been included in the consolidated financial statements of the Group. The names of these subsidiaries are disclosed in note 43[2] to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements of the Group, and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification, and in respect of subsidiaries incorporated in the Republic of Singapore, did not include any comment made under Section 207(3) of the Act."

KPMG
Certified Public Accountants

Singapore
26 March 2003

Notes:

1 The page numbers are as stated in the Auditor's Report dated 26 March 2003 included in City Developments Limited's Annual Report for the financial year ended 31 December 2002.

2 The note number is as stated in the financial statements of the Group and the Company.

Balance Sheets
as at 31 December 2002

	The Group		The Company	
	2002	2001 (restated)	2002	2001
	$'000	$'000	$'000	$'000
Non-current assets				
Property, plant and equipment	7,397,005	7,701,446	670,453	683,196
Investments in subsidiaries	-	-	2,125,806	2,124,806
Investments in associated companies	27,651	31,032	-	-
Investments in jointly controlled entities	159,246	216,025	63,385	63,385
Financial assets	22,101	22,570	16,825	16,825
Deferred financial charges	19,284	16,869	390	499
Intangible assets	253	277	-	-
Deferred tax assets	-	869	-	-
Other non-current assets	115,238	122,554	36,807	15,923
Current assets				
Development properties	2,178,284	2,337,014	1,777,621	1,852,875
Consumable stocks	12,491	12,595	1,219	1,407
Financial assets	20,528	29,253	-	-
Trade and other receivables	701,596	748,724	687,451	919,263
Cash and cash equivalents	614,787	701,780	191,316	302,202
	3,527,686	3,829,366	2,657,607	3,075,747
Less:				
Current liabilities				
Bank overdrafts	4,980	3,606	-	-
Trade and other payables	695,585	787,392	639,341	632,481
Bank loans	108,631	274,223	102,681	235,799
Current portion of long-term liabilities	475,581	171,660	200,000	-
Bonds and notes - repayable within 12 months	190,351	541,400	147,000	400,000
Employee benefits	15,045	13,567	1,519	1,493
Provision for taxation	123,302	151,384	51,138	82,271
Provisions	-	1,274	-	-
	1,613,475	1,944,506	1,141,679	1,352,044
Net current assets	1,914,211	1,884,860	1,515,928	1,723,703
Balance carried forward	9,654,989	9,996,502	4,429,594	4,628,337

Note : Comparative information has been restated to conform with requirements arising from the implementation of SAS 12 (2001) - Income Taxes during the year.

Balance Sheets
as at 31 December 2002

	The Group		The Company	
	2002	2001 (restated)	2002	2001
	$'000	$'000	$'000	$'000
Balance brought forward	9,654,989	9,996,502	4,429,594	4,628,337
Less:				
Non-current liabilities				
Interest-bearing loans and other borrowings	4,071,027	4,324,002	938,199	1,191,698
Employee benefits	11,784	20,135	-	-
Deferred tax liabilities	317,126	332,289	21,841	9,463
Provisions	10,335	8,605	-	-
	4,410,272	4,685,031	960,040	1,201,161
Less:				
Minority interests	1,382,546	1,539,423	-	-
NET ASSETS	3,862,171	3,772,048	3,469,554	3,427,176
CAPITAL AND RESERVES				
Share capital	400,511	400,511	400,511	400,511
Reserves	3,461,660	3,371,537	3,069,043	3,026,665
	3,862,171	3,772,048	3,469,554	3,427,176

Note : Comparative information has been restated to conform with requirements arising from the implementation of SAS 12 (2001) - Income Taxes during the year.

Profit and Loss Accounts
for the year ended 31 December 2002

	The Group		The Company	
	2002	2001 (restated)	2002	2001
	$'000	$'000	$'000	$'000
Revenue	2,288,696	2,227,002	474,611	434,092
Cost of sales	(1,139,293)	(1,119,232)	(283,722)	(226,680)
Gross profit	1,149,403	1,107,770	190,889	207,412
Other operating income	66,945	65,958	24,550	33,954
Administrative expenses	(421,862)	(425,516)	(40,811)	(43,446)
Other operating expenses	(370,200)	(381,335)	(29,941)	(6,409)
Profit from operations	424,286	366,877	144,687	191,511
Finance costs	(191,026)	(233,542)	(34,313)	(48,301)
Profit before share of results of associated companies and jointly controlled entities	233,260	133,335	110,374	143,210
Share of loss of associated companies	(1,049)	(411)	-	-
Share of profit of jointly controlled entities	10,872	5,962	-	-
Profit from ordinary activities before taxation	243,083	138,886	110,374	143,210
Taxation	(43,424)	(52,881)	(20,712)	(40,566)
Profit from ordinary activities after taxation	199,659	86,005	89,662	102,644
Minority interests	(48,456)	(32,234)	-	-
Net profit for the year	151,203	53,771	89,662	102,644
Earnings per share (basic and fully diluted)	18.88 cents	6.71 cents		

Note : Comparative information has been restated to conform with requirements arising from the implementation of SAS 12 (2001) - Income Taxes during the year.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2002

	Share capital $'000	Share premium $'000	Capital reserve $'000	Exchange fluctuation reserve $'000	Retained profits $'000	Total $'000
The Group						
At 1 January 2001, as previously reported	400,511	945,032	148,721	62,410	2,353,672	3,910,346
Effect of adopting SAS 12	-	-	-	(2,147)	(207,153)	(209,300)
At 1 January 2001, restated	400,511	945,032	148,721	60,263	2,146,519	3,701,046
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	61,969	-	61,969
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	620	-	620
Profit for the year (restated)	-	-	-	-	53,771	53,771
Dividends (note 5)	-	-	-	-	(45,358)	(45,358)
At 31 December 2001	400,511	945,032	148,721	122,852	2,154,932	3,772,048
At 1 January 2002, as previously reported	400,511	945,032	148,721	124,999	2,349,957	3,969,220
Effect of adopting SAS 12	-	-	-	(2,147)	(195,025)	(197,172)
At 1 January 2002, restated	400,511	945,032	148,721	122,852	2,154,932	3,772,048
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	(2,699)	-	(2,699)
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	(5,733)	-	(5,733)
Change of interests in subsidiaries	-	-	(578)	515	(5,725)	(5,788)
Profit for the year	-	-	-	-	151,203	151,203
Dividends (note 5)	-	-	-	-	(46,860)	(46,860)
At 31 December 2002	400,511	945,032	148,143	114,935	2,253,550	3,862,171

Statement of Changes in Equity

for the year ended 31 December 2002

	Share capital $'000	Share premium $'000	Capital reserve $'000	Exchange fluctuation reserve $'000	Retained profits $'000	Total $'000
The Company						
At 1 January 2001	400,511	931,910	63,743	(705)	1,973,981	3,369,440
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	450	-	450
Profit for the year	-	-	-	-	102,644	102,644
Dividends (note 5)	-	-	-	-	(45,358)	(45,358)
At 31 December 2001	400,511	931,910	63,743	(255)	2,031,267	3,427,176
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	(424)	-	(424)
Profit for the year	-	-	-	-	89,662	89,662
Dividends (note 5)	-	-	-	-	(46,860)	(46,860)
At 31 December 2002	400,511	931,910	63,743	(679)	2,074,069	3,469,554

Notes to Summary Financial Statement

31 December 2002

1. Directors' Remuneration

Disclosure of directors' remuneration, in compliance with the requirements of the Singapore Exchange Securities Trading Limited, is as set out below:

Remuneration	Number of directors 2002	2001
Above $500,000	2	2
$250,000 to below $500,000	1	1
Below $250,000	8	8
	11	11

2. Professional Fees

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Professional fees paid to firms of which directors of the Company are members:				
- charged to profit and loss account	182	192	180	183
- included as cost of property, plant and equipment and cost of development properties	586	711	586	711
	768	903	766	894

3. Significant Related Party Transactions

(a) The Group purchased and sold shares through a stock broking company, which is a related corporation. The transactions set out below were carried out in the normal course of business of the stock broking company:

	The Group	
	2002	2001
	$'000	$'000
Sales of shares	24	1,204

Notes to Summary Financial Statement

31 December 2002

3. Significant Related Party Transactions (cont'd)

(b) Rental, maintenance services and other transactions entered into with related parties in the normal course of business were as follows:

	The Group		The Company	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Rental, management and maintenance services received and receivable from:				
- immediate and ultimate holding company	11	19	-	-
- subsidiaries	-	-	5,103	3,528
- fellow subsidiaries	2,496	1,487	1,635	632
- jointly controlled entities	2,930	1,629	1,271	1,629
	5,437	3,135	8,009	5,789
Rental, management and maintenance services paid and payable to:				
- subsidiaries	-	-	6,424	5,776
- fellow subsidiaries	1,165	315	-	-
Sale of a property to a fellow subsidiary	800	-	-	-

The pricing for management services was based on agreed terms.

4. Changes in Accounting Policies

For the year ended 31 December 2002, five new or revised accounting standards were adopted.

The adoption of SAS 12 (2001) - *Income Taxes* resulted in the Group recognising the following:

(a) deferred tax liability from undistributed earnings of foreign entities except to the extent that the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future;

(b) deferred tax liability provided in respect of fair value adjustments made to the identifiable net assets acquired in business acquisitions;

(c) deferred tax assets from unutilised tax losses and capital allowances to the extent that it is probable that future profit will be available for their utilisation; and

(d) deferred taxes from all other temporary differences.

This change in accounting policy has been accounted for by restating comparatives and adjusting the opening balance of the retained profits as at 1 January 2001.

Notes to Summary Financial Statement

31 December 2002

4. Changes in Accounting Policies (cont'd)

This change in accounting policy, applied retrospectively, has no impact to the net profit of the Company but has the following impact on the net profit for the year to the Group:

	The Group	
	2002	2001
	$'000	$'000
Net profit before change in accounting policy	134,759	41,643
Effect of adopting SAS 12 (2001)	16,444	12,128
Net profit for the year	151,203	53,771

The adoption of SAS 30 – *Interim Financial Reporting*, SAS 38 – *Financial Reporting in Hyperinflationary Economies*, SAS 39 – *Agriculture* and the limited revisions to SAS 17 (2001) – *Employee Benefits* did not give rise to any adjustments to the opening balances of retained profits of the prior and current years or to changes in comparatives.

5. Dividends

	The Group and The Company	
	2002	2001
	$'000	$'000
Final dividend paid of 15% per share less tax at 22% (2001: 24.5%)	46,860	45,358

After the balance sheet date, the directors proposed the following dividends, which have not been provided for:

	The Group and The Company	
	2002	2001
	$'000	$'000
Final dividend proposed of 15% per share less tax at 22%	46,860	46,860

Analysis of Shareholdings

as at 1 April 2003

Authorised Share Capital	:	$2,000,000,000
Issued and Fully Paid up Capital	:	$400,510,862
No. of Ordinary Shareholders	:	15,995
Class of Shares	:	Ordinary shares of $0.50 each
Voting Rights	:	1 vote for 1 ordinary share

Range of Shareholdings	No. of Shareholders	%	No. of shares	%
1 - 999	1,037	6.48	338,974	0.04
1,000 - 10,000	13,714	85.74	37,206,070	4.65
10,001 - 1,000,000	1,209	7.56	46,648,007	5.82
1,000,001 and above	35	0.22	716,828,673	89.49
	15,995	100.00	801,021,724	100.00

Based on information available to the Company as at 1 April 2003, approximately 51.62% of the issued ordinary share capital of the Company is held by the public, and accordingly, Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited has been complied with.

MAJOR SHAREHOLDERS LIST

No.	Name	No. of Shares Held	%
1	DBS Nominees (Pte) Ltd	94,982,038	11.86
2	Raffles Nominees (Pte) Ltd	92,356,825	11.53
3	Citibank Nominees Singapore Pte Ltd	92,253,991	11.52
4	The HSBC Limited	57,000,000	7.12
5	Hong Leong Investment Holdings Pte. Ltd.	51,564,606	6.44
6	HSBC (Singapore) Nominees Pte Ltd	50,131,106	6.26
7	UOB Nominees (Pte) Ltd	44,155,015	5.51
8	Keppel Bank Nominees Pte Ltd	43,202,004	5.39
9	OUB Nominees Pte Ltd	21,481,287	2.68
10	DB Nominees (S) Pte Ltd	21,122,152	2.64
11	Hong Leong Holdings Limited	20,236,187	2.53
12	BankAmerica Nominees (1993) Pte Ltd	15,000,000	1.87
13	Singapore Nominees Pte Ltd	13,156,000	1.64
14	SGI Investment Holdings Pte Ltd	13,004,452	1.62
15	Hong Leong Corporation Holdings Pte Ltd	12,948,764	1.62
16	Hong Realty (Private) Limited	10,968,848	1.37
17	OCBC Nominees Pte Ltd	10,364,483	1.29
18	Euroform (S) Pte. Limited	7,320,950	0.91
19	NIN Investment Holdings Pte Ltd	6,883,173	0.86
20	Kay Hian James Capel Pte Ltd	6,557,965	0.82
		684,689,846	85.48

Analysis of Shareholdings
as at 1 April 2003

Substantial Shareholders
as shown in the Register of Substantial Shareholders

	No. of shares in which they have interest		
	Direct Interest	Deemed Interest	Total
Hong Realty (Private) Limited	27,358,848	25,772,208[1]	53,131,056
Hong Leong Holdings Limited	134,836,187	17,756,003[2]	152,592,190
Hong Leong Investment Holdings Pte. Ltd.	119,064,606	267,114,030[3]	386,178,636
Kwek Holdings Pte Ltd	-	386,178,636[4]	386,178,636

Notes

(1) Hong Realty (Private) Limited ("HR") is deemed under Section 7 of the Companies Act to have an interest in the 25,772,208 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(2) Hong Leong Holdings Limited ("HLH") is deemed under Section 7 of the Companies Act to have an interest in the 17,756,003 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(3) Hong Leong Investment Holdings Pte. Ltd. ("HLIH") is deemed under Section 7 of the Companies Act to have an interest in the 267,114,030 ordinary shares held directly and/or indirectly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof which includes (i) the 53,131,056 ordinary shares held directly and indirectly by HR; and (ii) the 152,592,190 ordinary shares held directly and indirectly by HLH, out of which 8,451,248 ordinary shares have been identified as shares in which HR is also deemed to have an interest in under sub-section (i) above.

(4) Kwek Holdings Pte Ltd is deemed under Section 7 of the Companies Act to have an interest in the 386,178,636 ordinary shares held directly and/or indirectly by HLIH in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Fortieth Annual General Meeting of City Developments Limited (the "Company") will be held at M Hotel Singapore, Meeting Room 1, Basement 1, 81 Anson Road, Singapore 079908 on Thursday, 29 May 2003 at 9.30 a.m. for the following purposes:

ORDINARY BUSINESS

1. To receive the audited financial statements and the reports of the Directors and Auditors for the year ended 31 December 2002.

2. To declare a first and final dividend of 15% less 22% income tax for the year ended 31 December 2002 as recommended by the Directors.

3. To approve Directors' Fees of $220,000 for the year ended 31 December 2002 and Audit Committee Allowances of $42,500 per quarter for the period from 1 July 2003 to 30 June 2004, with payment of the Audit Committee Allowances to be made in arrears at the end of each calendar quarter.

4. To re-elect the following Directors retiring in accordance with the Articles of Association of the Company:

   i) Mr Chow Chiok Hock
   ii) Mr Han Vo-Ta

5. To consider and, if thought fit, pass the following resolutions in accordance with Section 153(6) of the Companies Act, Chapter 50:

   i) That Mr Sim Miah Kian be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   ii) That Mr Tan I Tong be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   iii) That Mr Ong Pang Boon be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   iv) That Mr Chee Keng Soon be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   v) That Mr Tang See Chim be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

6. To re-appoint Messrs KPMG as Auditors and to authorise the Directors to fix their remuneration.

7. To transact any other business as may properly be transacted at an Annual General Meeting.

Notice of Annual General Meeting

SPECIAL BUSINESS

8. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   That pursuant to Section 161 of the Companies Act, Chapter 50 and the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors of the Company to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit provided that the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50% of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed 20% of the issued share capital of the Company for the time being, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company.

9. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   That approval be and is hereby given to the Directors to offer and grant options in accordance with the provisions of the City Developments Share Option Scheme 2001 (the "Scheme") and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options granted under the Scheme provided that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed 8% of the issued share capital of the Company from time to time.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Singapore
28 April 2003

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.
2. The instrument appointing a proxy must be deposited at the registered office of the Company at 36 Robinson Road #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for holding the Meeting.
3. With reference to ordinary resolution proposed in 4(ii) above, Mr Han Vo-Ta will, upon re-election as a Director of the Company, remain as a member of the Audit Committee and will be considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.
4. With reference to ordinary resolution proposed in 5(iv) above, Mr Chee Keng Soon will, upon re-appointment as a Director of the Company, remain as Chairman of the Audit Committee, Nominations Committee and Remuneration Committee, and will be considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.
5. With reference to ordinary resolution proposed in 5(v) above, Mr Tang See Chim will, upon re-appointment as a Director of the Company, remain as a member of the Audit Committee and Remuneration Committee, and will be considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

This page has been intentionally left blank.

IMPORTANT:

1. For investors who have used their CPF monies to buy the Company's shares, this Summary Report/Annual Report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)

PROXY FORM

* I/We, ______________________________ with *NRIC/Passport Number: ____________________

of ____

being a *member/members of City Developments Limited (the "Company"), hereby appoint

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings (%)

*and/or

or failing *him/her, the Chairman of the Fortieth Annual General Meeting of the Company ("AGM"), as *my/our *proxy/proxies to vote for *me/us on *my/our behalf at the AGM to be held at M Hotel Singapore, Meeting Room 1, Basement 1, 81 Anson Road, Singapore 079908 on Thursday, 29 May 2003 at 9.30 a.m., and at any adjournment thereof. *I/We direct *my/our *proxy/proxies to vote for or against the Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM.

No.	Resolutions		For	Against
	ORDINARY BUSINESS:			
1.	Adoption of Reports and Financial Statements			
2.	Declaration of Dividend			
3.	Approval of Directors' Fees and Audit Commitee Allowances			
4.	Re-election of Directors:	(i) Mr Chow Chiok Hock		
		(ii) Mr Han Vo-Ta		
5.	Re-appointment of Directors under Section 153(6) of the Companies Act, Chapter 50:	(i) Mr Sim Miah Kian		
		(ii) Mr Tan I Tong		
		(iii) Mr Ong Pang Boon		
		(iv) Mr Chee Keng Soon		
		(v) Mr Tang See Chim		
6.	Re-appointment of KPMG as Auditors			
7.	Other Ordinary Business			
	SPECIAL BUSINESS:			
8.	Authority for Directors to issue shares pursuant to Section 161 of the Companies Act, Chapter 50 and the listing rules of the Singapore Exchange Securities Trading Limited			
9.	Authority for Directors to offer and grant options and to issue shares in accordance with the provisions of the City Developments Share Option Scheme 2001			

Dated this ______ day of ____________________ 2003

No. of Shares Held

*Delete accordingly

Signature(s) of Member(s)/Common Seal

IMPORTANT: PLEASE READ NOTES ON THE REVERSE

Notes:

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of shares. If you have shares registered in your name in the Register of Members, you should insert that number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the shares held by you.
2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 36 Robinson Road, #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for holding the AGM.
5. The instrument appointing a proxy or proxies must be signed by the appointor or his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a body corporate, it must be executed either under its seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy or proxies is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must be lodged with the instrument, failing which the instrument may be treated as invalid.
6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the AGM in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50.
7. The Company shall be entitled to reject the instrument of proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy or proxies lodged if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the AGM, as certified by The Central Depository (Pte) Limited to the Company.

Fold Here

AGM
Proxy Form

Affix
Stamp
Here

The Secretary
CITY DEVELOPMENTS LIMITED
36 Robinson Road
#04-01 City House
Singapore 068877

Fold Here

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REQUEST FORM

City Developments Limited

(Incorporated in the Republic of Singapore)

28 April 2003

Dear Shareholder,

This notice accompanies a copy of the Summary Financial Report ("SFR") of City Developments Limited ("CDL" or the "Company") for the financial year ended 31 December 2002 ("FY 2002"). The SFR contains a review of the CDL Group for FY 2002. It also contains a summary of the audited financial statements of the Company and the Group for FY 2002.

The Directors' Report and the full financial statements of the Company and the Group for FY 2002 are set out in a separate report called the Annual Report ("AR") 2002. This report is available to all registered shareholders of CDL at no cost upon request.

We will be sending you SFRs instead of ARs for so long as you are a shareholder of CDL unless you indicate otherwise in the request form below. If you wish to receive a copy of the AR for FY 2002 and for so long as you are a shareholder, please complete the request form below by ticking the second box and returning the same to us by **7 May 2003**. If we do not receive your request form, it would indicate that you do not wish to receive copies of the AR for FY 2002 and for future years. Nonetheless, please note that you may change your request in the future.

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Yours faithfully
For City Developments Limited

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

To: City Developments Limited ("CDL")
Please tick only one box. Incomplete or improperly completed request will not be processed.

[ ] Please do not send me/us the Summary Financial Report and the Annual Report for so long as I am/we are a shareholder(s) of CDL.

[ ] Please send me/us the Annual Report for FY 2002 in addition to the Summary Financial Report for so long as I am/we are a shareholder(s) of CDL.

Name(s) of shareholder(s): ____________________

NRIC/Passport Number(s) : ____________________ +CDP Securities Account Number : 1681 - _ _ _ _ - _ _ _ _

Address: ____________________

Signature(s): ____________________ Date: ____________________

Note:
+ This is only applicable if any of your shares in CDL is registered in the Depository Register maintained by The Central Depository (Pte) Limited.

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Postage will be paid by addressee.
For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07243



CITY DEVELOPMENTS LIMITED
c/o The Central Depository (Pte) Limited
4 Shenton Way #02-01
SGX Centre 2
Singapore 068807



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Produced by Group Corporate Affairs, Hong Leong Group Singapore & Corporate Communications Department, City Developments Limited
Design & Production by Xpress Media
Photograph of the Chairman, Mr Kwek Leng Beng, on pages 8 and 14 are courtesy of Business Times Singapore
Printed on Environmentally Friendly Paper (Cover on 100% Recycled Paper)



CITY DEVELOPMENTS LIMITED

www.cdl.com.sg